EXHIBIT C-4

Presentation by
the Honourable Ralph Goodale, P.C., M.P.

to the House of Commons
Standing Committee on Finance

November 16, 2004
Check against delivery

For additional copies of
this document please contact:

Distribution Centre
Department of Finance Canada
Room P-135, West Tower
300 Laurier Avenue West
Ottawa, Ontario K1A 0G5

Tel: (613) 995-2855
Fax: (613) 996-0518
Also on the Internet at www.fin.gc.ca

Cette publication est également disponible en français.

Presentation

     Mr. Chairman and members of the House of Commons Standing Committee on Finance:

     I am pleased to be back before you once again—this time to present the 2004 fall Economic and Fiscal Update. I appreciate this opportunity to discuss the Government’s assessment of where our country is headed in the next five years, based upon what we have accomplished to date.

Building on a Sound Foundation

In brief, Canada’s impressive social and economic progress over the past decade, including a world-calibre and history-making fiscal performance, should fuel genuine optimism about what lies ahead.

     Because Canadians had the collective courage to make some tough choices back in the mid-1990s and because we have had the discipline to stay our fiscal course ever since, we are now reaping significant economic and social dividends.

     Canadians are among only a very few in the world who now have the fiscal freedom to consider how best to allocate successive budgetary surpluses. Ten years ago the debate was about something quite different. It was about whether the annual federal deficit would be $43 billion or maybe just $34 billion, and how much that burden would further suffocate jobs and growth.

     Many other countries are still struggling with stubborn deficits and escalating debt—including all of our partners in the G-7 group of nations. All except Canada! And I will never hesitate to defend and celebrate the underlying principles and the operating behaviour that have produced the best fiscal record of any government since Confederation and the strongest fiscal position among the world’s leading economies.

     That includes seven consecutive surplus budgets, $61 billion in reduced federal debt, $3 billion saved each and every year on debt-servicing costs, consistently low interest rates, more than $100 billion in cumulative tax cuts (tax cuts in every budget since 1996, with a primary focus on middle- and low-income families), 10 consecutive reductions in employment insurance (EI) premiums, and more than $200 billion for investments in Canadians’ highest social and economic priorities—like health care and equalization; the well-being of children and families; learning, skills and innovation; affordable housing, community infrastructure and the environment.

     Sometimes, after initial goals have been attained, it is easy to forget how far we had to come to reach them, or why it was so crucial to do so. In fact, what Canada has accomplished—economically, fiscally and socially—over this past decade is nothing short of astonishing.

     And the best is yet to come. While our progress thus far is gratifying, it is even more important as an “enabler” for what we still seek to achieve. In short, our fiscal responsibility has made our social and economic ambition possible.

The Economic and Fiscal Update

An Active Agenda

The most recent Speech from the Throne laid out our agenda, noting—to begin with—two flagship achievements for Canada in just the past two months.

     First, in September, the $41-billion, 10-year agreement with provinces and territories to bolster health care.

     All governments have signed on. It includes key elements of systemic reform and the best terms ever for reporting and accountability. By meeting and surpassing every financial standard identified in the landmark report of Commissioner Roy Romanow, it turns the corner on the annual intergovernmental feud about health funding.

     The health accord puts everybody’s focus where it should be—on shortening waiting times, getting more health care professionals and better equipment, improving primary care, home care and drug coverage, better services in the North and for Aboriginal people, more health research and innovation, and improved public health and wellness.

     Secondly, in October, to help alleviate fiscal disparities among provinces and territories, we launched the most far-reaching improvements in the equalization system since it first began in 1957.

     Through two years of transition arrangements, which have already been agreed upon among First Ministers, the available federal funding to assist Canada’s less wealthy jurisdictions will rise initially to match the highest level equalization has ever generated, and then it will continue to grow at an annual rate of 3.5 per cent. Territorial Formula Financing will benefit in similar fashion.

     The best expert advice about future distribution issues will be sought, with provincial and territorial collaboration. With a new approach and incremental federal funding of some $33 billion over 10 years, we are directly addressing prime provincial/territorial concerns about clarity, predictability and adequacy.

     We also continue to work diligently and in good faith on specific related issues affecting Nova Scotia and Newfoundland and Labrador, the two provinces with offshore oil and gas revenues.

     Beyond these upfront agenda items, the Government is also focused upon the delivery of its other key commitments to Canadians, including:

•	high-quality, universal, affordable and developmental child care;

•	a powerful New Deal for Cities and Communities, including a share of the federal excise tax on gasoline;

•	enhanced support for seniors, the disabled and their caregivers;

•	meaningful action on the disparities that impede opportunities for Aboriginal Canadians;

•	the protection of our rich natural environment;

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•	meeting the imperatives of national defence and national security; and

•	ensuring Canada a place of respect and influence in global affairs.

     As the Throne Speech emphasized, such an ambitious agenda must be founded upon a robust, competitive and innovative economy—growing and thriving in a knowledge-based, technology-driven and highly skilled world. And it must be rooted in fiscal policy that is prudent and disciplined.

The Transformation From “Vicious” to “Virtuous”

For 27 years prior to 1997, Canada was caught in a “vicious circle” of large chronic deficits and rising debt, leading to high interest rates, high taxes, sluggish economic growth and lost jobs, leading in turn to more deficits and even higher debt...and on and on it went.

     With both the federal government and all the provinces in deficit positions, Canada chalked up the second highest total government debt-to-GDP (gross domestic product) ratio among the G-7.

     Just servicing the federal debt alone was soaking up 38 cents out of every dollar the Government of Canada took in. It was hard to deal with the things that mattered the most to Canadians when creditors had first claim on more than a third of government revenues.

     The situation was unsustainable. Canada needed to change course. And together, we did. It demanded tough decisions, and we would not have succeeded without the remarkable support of citizens and taxpayers.

     But step by step, we made progress. The federal books were balanced in 1997. Canada’s debt-to-GDP ratio began to improve, relying not just on economic growth but also actual debt reduction.

     On a total government basis, we moved ahead of Japan in 1999. Ahead of Germany in 2001. Ahead of France in 2002. Ahead of the United States in 2003. And now, according to the Organisation for Economic Co-operation and Development (OECD), we are about to overtake the United Kingdom for top spot.

     With seven consecutive federal surpluses now under our belts, the old vicious circle of economic failure has been replaced by a “virtuous circle” of sustained economic success—further declining debt, a solid credit rating, low interest rates, lower taxes, remarkable economic growth, and the best employment record in the G-7.

     And the result is more than just bragging rights. It translates into tangible benefits for Canadians.

     For example, in addition to funding major social and economic investments, tax cuts and debt reduction since 1997, our robust fiscal position has also enabled Canada to deal with some nasty external surprises (like the sudden impact of security threats, the SARS outbreak and BSE), without being driven off our fiscal track and back into the red.

The Economic and Fiscal Update

     A triple-A Canadian credit rating means lower costs every day for all Canadian borrowers—all levels of government, but also consumers buying homes and cars, small business owners investing in their enterprises, and farmers paying off their operating loans.

     And significantly, since Canada moved into a surplus budget position, we have ranked first in the G-7 for growth in living standards. In fact, the average standard of living of Canadians has increased more in the past 7 years than in the previous 17.

     But it behooves us to acknowledge that the fruits of a virtuous circle of economic success are not preordained.

     There is nothing “automatic” about it. To continue to benefit from the new paradigm, we need to continue to respect its principles—living within our means, planning carefully, behaving prudently, staying consistently in the black.

     Accordingly, our commitment is to balanced budgets or better, year after year, using the average of independent private sector forecasters to set our fiscal framework, setting aside an annual Contingency Reserve of $3 billion, and providing an extra measure of economic prudence on top.

     I will continue to look to this committee to help ensure that, in the midst of all the pressures of a minority situation, we do not erode the fundamentals that have brought us such a long way forward from 1997. We here, together, must be the defenders of the fiscal integrity that Canadians have so carefully and meticulously built. No one would want it to be squandered.

Improving How We Do Things

I know that this committee agrees with the point that government spending plans must be based on money we know we have, not on what we just hope to have. Wishful thinking causes deficits, as many other countries around the world today know only too well.

     With respect to our $9.1-billion surplus last year, surely that was a good thing—light years better than the opposite alternative, which so often persisted in previous governments. Paying down debt is nothing to apologize for. The vast majority of Canadians support it. It means, by one small step, we stop taking from our kids—by one small step, we strengthen our chances of beating the unexpected.

     Still, I share this committee’s desire to have more and better financial information available earlier, so the best informed and deliberate decisions can be made about how to dedicate available resources.

     Economic modelling and fiscal forecasting are far from exact sciences. But inherent uncertainties notwithstanding, we need to work very hard to make our data and analyses as precise and transparent as humanly possible.

     The way we go about our projections has been lauded by international observers, but we still want to do better.

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     To that end, I have announced a comprehensive review of how we do our economic and fiscal forecasting, under the able direction of Dr. Tim O’Neill, Chief Economist and Executive Vice-President of BMO Financial Group.

     That review will, among other things, compare the average private sector economic forecasts used in previous budgets with the actual outcomes. It will also compare the fiscal projections presented in past budgets with actual results and assess the reasons for any discrepancies. And it will evaluate the changes that have been made over the past decade to the forecasting process to assess their impact on the accuracy of results.

     As part of the overall review, I have also asked the International Monetary Fund (IMF) to compare our practices and experiences with those of other countries and ensure that the systems we use and the methods we employ are the very best in the world.

     The IMF will review how Canada’s fiscal environment compares to that of other countries, including the structure of revenues and spending as well as the fiscal rules and targets. It will compare our forecasting process to that of other nations and provide statistical analysis of the quality of our forecasts as well as of the factors which might affect that quality.

     The results of the IMF analysis will be shared with Dr. O’Neill and contribute to his own review which, in turn, will be submitted to this committee for your careful consideration.

     Also on the topic of improving how we do things, I am pleased to report to this committee that several of the operational initiatives that I mentioned in the budget last March are now underway.

     The Office of the Comptroller General of Canada is up and running under the distinguished leadership of Mr. Charles-Antoine St-Jean (formerly of Cap Gemini). As promised, we are also bolstering the internal audit function across government, improving real-time information systems and enhancing the automatic disclosure of contracting activities.

     With respect to the government-wide expenditure review process under the leadership of my Cabinet colleague, the Honourable John McCallum, the effort is well advanced—rigorously examining all the ways in which the Government of Canada spends money.

     Expenditure review is not about cutting. It’s about reallocation.

     We are testing for excellence and for relevance. Looking for areas in which existing spending can be rejigged to shift money from lower to higher priorities. To get more value. To address the new and emerging needs of today and tomorrow, instead of just duplicating the way things were done 15 or 20 years ago.

     It’s about building fiscal space from within.

     Minister McCallum’s goal is to find some $12 billion of such internal fiscal space over a five-year time frame.

The Economic and Fiscal Update

The Global Environment

Before turning to the economic outlook for Canada, let me touch just briefly on the international environment in which we find ourselves.

     Overall, the global economic outlook is more positive and more evenly balanced than it was six or eight months ago. The IMF expects world GDP growth to accelerate to 5 per cent in 2004, the highest rate in nearly 30 years. Next year, growth is projected to average 4.3 per cent.

     The economic situation in Japan improved markedly in 2004, thanks to strong demand in China and healthy business investment.

     China’s surging growth has also helped stimulate activity in other Asian countries, such as Korea and Singapore, while spurring strong demand for Canadian and other resources.

     In Europe the recovery is gaining a firmer footing but remains uneven.

     In the United States growth slowed in the second quarter of 2004, but advance estimates indicate that the American economy picked up in the third quarter. These fluctuations in growth have largely stemmed from swings in U.S. consumer spending, while business investment has posted strong gains throughout 2004. Private sector forecasters now expect the U.S. economy to grow by 4.4 per cent in 2004 and 3.5 per cent next year.

     For a trading nation such as ours, continued economic strength in our major export markets, particularly the United States, is vitally important to our future prospects.

Economic Developments in Canada

Let me turn now to a description of recent economic developments here in Canada.

     A year ago, as we prepared our economic and fiscal forecasts in November of 2003, we were bedevilled by the consequences of several major shocks that had hit Canadians throughout that year—the SARS outbreak, a major power blackout in Ontario, borders closed to our cattle and beef exports as a result of a single case of BSE in Alberta, massive forest fires in British Columbia, a devastating hurricane across Atlantic Canada, and the accelerating challenge for exporters of a soaring dollar that had appreciated some 20 per cent against the U.S. dollar in a very short span of time.

     All in all, Mr. Chairman, a trying set of circumstances filled with downside risks. Most private sector forecasters concluded that the economy would take a substantial hit. And when the figures were all in for 2003, they showed our GDP growth slipped to only 2 per cent. Since then, however, Canada rebounded strongly, with GDP growth of close to 3.4 per cent in the first half of 2004—much better than was evident at the time of my budget in March.

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     Significantly, this strong economic performance also produced a dramatic improvement in the labour market, which has generated nearly 400,000 new jobs since it started to grow again in August 2003. This is a remarkable pace of job creation—more than 25 per cent higher than in the previous 14 months. Overall, the unemployment rate has fallen from 8 per cent in August 2003 to 7.1 per cent in October of this year, while the share of the working-age population with a job has now reached an all-time high.

     A healthy labour market helps to bolster consumer confidence which, together with historically low interest rates, fuels strong consumer spending.

     Business confidence, too, has been strong, as reflected in increased investments in new machinery and equipment, which rose by nearly 9 per cent during the past year.

     Exports recovered well from the rapid rise of the Canadian dollar in 2003—a testimony to the resiliency and resourcefulness of Canadian companies. Indeed, exports grew at an annual rate of over 21 per cent in the second quarter of this year, the third straight quarter of solid growth.

     Together with a significant rise in commodity prices, Canada’s export growth led to an increase in the current account surplus to $42 billion in the second quarter—the second highest ever. As a result, Canada’s net foreign indebtedness now stands at 13.7 per cent of GDP—down from a peak of nearly 45 per cent in 1993—and the lowest level in almost half a century. This means more money in the hands of Canadians and less in the hands of foreign creditors.

     Because Canada’s fiscal house was in order and our underlying fundamentals were strong, we were able to get through last year’s shocks and rebound more successfully than many of the experts had dared to expect.

Economic Outlook

Let me turn now from the current state of the economy to what lies ahead.

     Once again, the Finance Department has surveyed private sector economists to obtain their outlook for the Canadian economy.

     According to their forecasts, Canada will enjoy stronger growth in both 2004 and 2005. On average, they expect growth of 3 per cent in 2004—up from the 2.7 per cent predicted at the time of the last budget. For next year, 2005, they are forecasting that growth will reach 3.2 per cent, close to the 3.3 per cent reported in Budget 2004.

     These projections again speak to Canada’s remarkable resiliency and strength. But, as always, there are risks and uncertainties which could affect the forecasts. After all, forecasts only tell us what can happen, they do not determine what will happen.

     While it appears that exporters adjusted well to the Canadian dollar in 2003, it is not clear how the further 10-cent increase since May will affect the economy. Furthermore, it is very difficult to predict where the dollar will go next. In the near term, this uncertainty about the direction of the Canadian dollar, as well as the magnitude and timing of the resulting impacts, poses a significant risk to the outlook for growth.

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The Economic and Fiscal Update

     In addition, higher oil prices could lower consumer demand both here and in the United States, as high energy prices constrain the purchasing power of consumers. Lower consumer demand, in turn, could have a negative effect on growth in the short term. On the other hand, higher oil prices stimulate new investment and production in the Canadian energy sector, which will contribute to growth over time. So the impact of high world oil prices is mixed for Canada.

     Looking further down the road, the U.S. fiscal deficit could put upward pressure on interest rates, and that could slow growth in our largest and most important export market.

     Moreover, the geopolitical risks posed by uncertain international situations could affect our forecasts in ways that cannot presently be foreseen or quantified.

     All of these unknowns again speak to the need for prudent fiscal planning—for staying on course and staying in the black. This we will do, implementing the agenda set out in the Speech from the Throne as quickly as our resources will allow, while carefully and deliberately building the economic strength which makes possible everything else that Canadians want to do.

Fiscal Situation

Let me turn now to the fiscal outlook. In developing our fiscal projections, we have continued to rely on the independent analysis and advice of leading private sector economists. I have met personally with a group of 15 economists representing all regions of the country to discuss their forecasts and ensure that we are using the best possible economic assumptions in our planning.

     As in the past, we have asked four of the leading econometric modelling firms in the country to use these agreed-upon economic assumptions to generate five-year fiscal projections.

     This year we are increasing the transparency of our process by publishing, for the first time, the individual results of the four econometric models rather than simply presenting the average, as had been the practice in the past.

     I should also point out that these projections are prepared originally on a National Accounts basis—the common statistical approach used by the OECD for international comparisons. Again for transparency, we are also providing details this year of how the National Accounts forecasts are translated into a Public Accounts format, which is how we present our budgets.

     These projections were prepared before taking into account the cost of the most recent intergovernmental accord on health care, the new framework for equalization and Territorial Formula Financing, as well as other spending decisions since the last budget.

     The cost of the health accord and equalization and Territorial Formula Financing together amount to $3.6 billion this year, $4.8 billion in 2005—06, rising to $6.7 billion by 2009—10, for a cumulative total over the six-year period of $33 billion.

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     After subtracting the costs of all these commitments, and after providing $3 billion for our usual Contingency Reserve and additional prudence, the budget balance for planning purposes shows the following: a surplus of $5.9 billion this year, then small but positive balances of $500 million in 2005—06 and $900 million in 2006—07, with the surplus rising to $3.2 billion in 2007—08, $7.5 billion in 2008—09 and $11.5 billion in 2009—10—for a cumulative total of $29.5 billion over the six-year period.

     I should point out that these figures do not include any savings from the expenditure review process currently underway. I hope this exercise will be largely completed in time for the next budget, but until savings have been clearly identified, it would not be prudent to assume them in the projected surplus for the purpose of budget planning.

     I also want to note that the $5.9-billion surplus expected this year reflects a number of special factors, including the $2.6-billion net proceeds realized from the very successful sale of the Government’s stake in Petro-Canada, lower debt charges due to lower interest rates in 2004, and the release of the $1 billion of economic prudence, which had been set aside in Budget 2004 for this year.

Meeting the Challenges Ahead

Mr. Chairman, this country has come a long way in overcoming the legacies of the past, but there is still much that remains to be done to prepare ourselves for the challenges of the future. One such challenge is the impending impact of an aging population.

     Here in Canada, the real force of this demographic trend will hit when the big baby boomer generation begins to retire around 2010—a little over five years from now. This will have a significant effect on our workforce.

     At the present time, there are more than five people of working age in Canada for every person of retirement age. Within the next 15 years, that ratio will fall to four working people compared to those 65 years of age and older. And the ratio will keep falling until it is ultimately cut in half.

     This huge development will have at least two profound effects on our society.

     First, there will be greater demand for social programs, particularly health care and public pensions. The Government of Canada has already taken significant steps to address both these issues.

     As I mentioned earlier, we have reached a historic and far-reaching agreement on health care with all the provinces and territories which helps to provide the wherewithal to ensure that all Canadians will have access to the high-quality health services they need, when they need them.

     Working with the provinces, we have also revamped the Canada Pension Plan so it is now actuarially sound for at least the next half century—making Canada one of the few countries in the world with a rock-solid public pension system.

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The Economic and Fiscal Update

     And, as noted, we have substantially reduced the level of federal debt. Instead of paying 38 cents of every dollar of revenue collected just to carry the debt, today we pay about 19 cents. And if we are successful in meeting our objective of a debt-to-GDP ratio of 25 per cent within 10 years, that debt cost will fall to about 12 cents—roughly a third of what it was 8 years ago.

     It is imperative that the debt burden be kept on this steady downward track because even with all of the progress we have made, annual debt-servicing costs are still the largest single expense of the Government of Canada—close to what we spend on seniors’ benefits and EI combined! By continuing to reduce the debt burden, we will build our flexibility to meet emerging demographic pressures—paying down debt today means more money for social programs tomorrow.

     The second major impact of an aging population—the declining proportion of the population that is in the workforce—means that we will rely more and more on increasing productivity in order to ensure a continuing rise in our standard of living. Moreover, in the face of rising competition from countries such as India and China, it is imperative that Canada meet this productivity challenge.

     That is why, in the Speech from the Throne, we presented an agenda aimed at making our economy more productive and competitive—the kind of 21st century economy that generates the wealth this nation will need and the kind of well-paying jobs our people deserve.

     It starts with our human resources—investing in knowledge and learning, from basic literacy requirements to highly sophisticated workplace skills. It includes the faster and more successful integration of new Canadians into the workforce and strategic attention to opportunities for Aboriginal peoples.

     We will build on our highly successful Innovation Agenda to advance Canadian excellence in scientific research and new technology development. Investing in both the discovery of new ideas and in their commercialization in the real marketplace fuels an upward spiral of brainpower and productivity.

     The President of the Association of Universities and Colleges of Canada has described our multi-faceted Innovation Agenda as nothing short of a new, 21st century “National Dream” for Canada’s future. And we must keep up our momentum.

     We must also improve Canada’s competitiveness by making our regulatory systems more efficient, transparent and predictable, by re-energizing the drive toward less inhibited interprovincial commerce, by bolstering the strength and efficiency of Canadian capital markets, by maintaining Canada’s competitive tax system, by continuing to invest in sustainable high-quality public infrastructure, and by promoting trade and investment—including a determined fight for legitimate market access on behalf of Canadian producers of cattle and beef, softwood lumber and wheat.

     And underpinning every aspect of our economic plans and our social objectives is an unshakeable dedication to careful prudence in how we plan and manage, coupled with a genuine sense of fairness and inclusion in how we balance competing demands.

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Conclusion

In the coming weeks I will be consulting with Canadians on their priorities for the next budget and on the important choices we all must make in a world of limited resources.

     I know this committee is also pursuing its own pre-budget consultations. I look forward to your report and recommendations.

     And I would appreciate the committee’s advice with respect to the following five specific issues:

     First, how should the Government allocate any available surplus among such important but competing priorities as economic and social programs, tax cuts and debt reduction? And what considerations should guide those decisions?

     Second, with respect to the items mentioned in the Speech from the Throne to enhance Canada’s productivity and competitiveness in a global economy, what early steps could be taken in the next budget to best advance those goals?

     Third, in the context of the challenges that an aging population will present in the years to come, what additional steps should the Government of Canada be taking now to prepare our economy for this significant change in demographics?

     Fourth, as I indicated, the projections for the surplus presented in this Update include the $3-billion Contingency Reserve as well as additional economic prudence to provide a cushion against going back into deficit. What level of prudence does this committee feel should be included in the upcoming budget?

     Fifth—and this final question is more about process—how can this committee contribute to fiscally responsible and coherent decision making in the particularly delicate context of a minority Parliament? There are accumulating pressures for specific new program expenditures and ad hoc tax reductions which, if all agreed to one by one, would quickly consume any available surplus and push the Government back into deficit. What could be done to ensure that all such proposed measures are examined objectively and in the necessary context of all the other priorities for possible budget action?

     Mr. Chairman, as you consider these questions and others, you can do so on solid economic ground. The debilitating vicious circle of bygone years has been replaced by a virtuous circle of economic success that we can reinforce and enhance.

     It’s all a matter of never taking our progress for granted, never assuming that we achieved the strength we enjoy today by happenstance, never getting careless with the principles of fiscal responsibility.

     This committee has always been a champion of those principles. With your ongoing discipline, judgment and hard work, collectively we can make certain that Canadians continue to be global leaders for economic strength, social progress and fiscal performance.

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The
ECONOMIC and
FISCAL UPDATE

Annexes to the Presentation

November 16, 2004

For additional copies of
this document please contact:

Distribution Centre
Department of Finance Canada
Room P-135, West Tower
300 Laurier Avenue West
Ottawa, Ontario K1A 0G5

Tel: (613) 995-2855
Fax: (613) 996-0518

Also on the Internet at
www.fin.gc.ca

Cette publication est également disponible en français.

Table of Contents

Foreword		5
Annexes
1	Canada’s Fiscal Progress	7
2	Economic Developments and Prospects	29
3	Private Sector Five-Year Economic and Fiscal Projections	61
4	Private Sector Five-Year Fiscal Projections:
	National Accounts—Public Accounts Reconciliation	87

Foreword

This document contains four background annexes to the Economic and Fiscal Update presentation by Minister of Finance Ralph Goodale on November 16, 2004, to the House of Commons Standing Committee on Finance.

     The annexes provide details on Canada’s fiscal progress, economic developments and prospects, as well as private sector five-year economic and fiscal projections.

     As in the past, four private sector forecasting organizations were asked to provide fiscal projections for the current year and the next five years, based on common economic assumptions obtained from a survey of 18 private sector economists.

     This year’s Update includes the following new features to further enhance transparency:

•	Annex 3 includes the individual projections of the budgetary balance from the four forecasting organizations, as well as the average.

•	Annex 4 provides the details of how the private sector fiscal projections, which were prepared on a National Accounts basis (the accounting system used by Statistics Canada and the Organisation for Economic Co-operation and Development), are translated to a Public Accounts basis, the accounting system used by the Government to present the budget.

Annex 1

Canada’s Fiscal Progress

Canada’s Fiscal Progress

Highlights

•	The audited budgetary surplus for 2003—04 was $9.1 billion. This was significantly better than expected at the time of the March 2004 budget, mainly owing to higher-than-expected revenues.

•	The Government has recorded seven consecutive budgetary surpluses since 1997—98, and as a result the federal debt has been reduced by more than $61 billion. This has resulted in ongoing savings of public debt charges of over $3 billion annually.

•	The federal debt-to-GDP (gross domestic product) ratio fell to 41.1 per cent in 2003—04, down from its peak of 68.4 per cent in 1995—96. As a result of this reduction in the federal debt, public debt charges as a share of revenues have fallen to just over 19 per cent—the lowest level since the late 1970s.

•	The “virtuous circle” of improved fiscal and economic performance has resulted in increased government revenues, which have given the Government the means to invest in key priority areas, while at the same time allowing it to continue meeting its fiscal targets. Recently the Government committed to provide new funding of nearly $75 billion over the next 10 years to the provinces and territories in support of health, equalization and Territorial Formula Financing, providing the provinces and territories with a growing and predictable revenue track.

•	Canada’s fiscal situation is among the strongest in the world. In 2003 Canada was the only Group of Seven (G-7) country to post a total government surplus, and is expected to be the only G-7 country to do so again this year and next.

The Economic and Fiscal Update

Seventh consecutive budgetary surplus

Sources: Public Accounts of Canada and Statistics Canada.

•	The Government of Canada posted a budgetary surplus of $9.1 billion in 2003—04, marking the seventh consecutive year in which it has recorded a surplus—the first time this has occurred since Confederation.

•	The budgetary surplus was equivalent to 0.7 per cent of GDP in 2003—04.

•	As a result, the federal debt (accumulated deficit) has been reduced by more than $61 billion over the past seven years.

Federal Debt (Accumulated Deficit)

Since 2002—03 the financial statements of the Government of Canada have been presented on a full accrual basis of accounting. Under the previous accounting standard—modified accrual accounting—net debt and the accumulated deficit were identical. Under the new standard, net debt now includes a comprehensive costing for financial liabilities but excludes non-financial assets. The accumulated deficit includes both. It is the sum of all surpluses and deficits in the past.

Federal debt, referred to in the fall Economic and Fiscal Update, the budget documents and the Annual Financial Report of the Government of Canada, is the accumulated deficit. It is the federal government’s main measure of debt, as annual changes in this measure determine the budgetary balance.

Canada’s Fiscal Progress

     Surplus in 2003—04 was applied against the federal debt

Generally Accepted Accounting Principles

Generally Accepted Accounting Principles for senior levels of government state that the surplus for any fiscal year can only take into account the events, transactions and government decisions that have been made before the end of that fiscal year.

•	The practice of applying the surplus against the debt is in keeping with Generally Accepted Accounting Principles set by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

•	According to these accounting principles, expenditures for liabilities that have not occurred in a given year cannot be booked in that year.

•	As a result, once a fiscal year has ended, the Government cannot retroactively book new initiatives in that year. The year-end surplus must be applied against the federal debt (accumulated deficit).

The Economic and Fiscal Update

Federal debt reduced by $61.4 billion since 1996—97

Table 1.1
Federal Government Assets and Liabilities

	1996—97	2003—04	Change
	(billions of dollars)
Liabilities
Accounts payable and accrued liabilities	74.3	80.0	5.7
Interest-bearing debt Unmatured debt (market debt)	478.8	440.2	-38.6
Pension and other accounts	156.3	180.9	24.6

Total	635.1	621.1	-14.0
Total liabilities	709.4	701.1	-8.3
Financial assets	100.4	144.8	44.4
Net debt	609.0	556.3	-52.7
Non-financial assets	46.1	54.8	8.7
Federal debt (accumulated deficit)	562.9	501.5	-61.4

•	The federal debt (accumulated deficit) was $501.5 billion in 2003—04, a reduction of $61.4 billion from its peak of $562.9 billion in 1996—97.

•	Federal debt consists of liabilities, financial assets and non-financial assets.

•	Total liabilities include interest-bearing debt and other liabilities. Total liabilities have declined by $8.3 billion since 1996—97. This is due to a $38.6-billion reduction in market debt, partially offset by increases in accounts payable and liabilities to the public sector pension and other accounts.

•	Financial assets consist of cash and accounts receivable, including tax receivables, foreign exchange accounts, and loans, investments and advances. Non-financial assets consist of tangible capital assets, inventories and prepaid expenses.

—	Total financial assets have increased by $44.4 billion since 1996—97.

—	Non-financial assets totalled $54.8 billion in 2003—04, up $8.7 billion from 1996—97.

Canada’s Fiscal Progress

Better-than-expected results for 2003—04 due
to higher revenues and lower program expenses

Table 1.2
Comparison of Actual Outcomes for 2003—04 to March 2004 Budget Forecast

(billions of dollars)
March 2004 budget projected surplus	1.9
Changes
Budgetary revenues	5.1
Program expenses	2.0
Public debt charges	0.0

Net change	7.2
Outcome for 2003—04	9.1

Note: Figures may not add due to rounding.

•	In the March 2004 budget, a surplus of $1.9 billion was projected for 2003—04. The final audited budgetary surplus for 2003—04 was $9.1 billion.

•	Most of this improvement is attributable to $5.1 billion in higher-than-expected budgetary revenues, which reflect, in part, the strong growth in nominal income in the last quarter of 2003—04, confirmed by the National Accounts figures released by Statistics Canada at the end of August.

•	As well, information received well after the end of the fiscal year indicated that tax revenues with respect to the 2003 taxation year were higher than expected due to a higher revenue yield—the revenues the Government collects from each dollar of income.

•	The very strong growth in income tax revenues in part reflected one-time factors affecting corporate income tax revenues.

—	Corporate income tax revenues increased by over 23 per cent despite the fact that corporate profits increased by only 10 per cent and the general corporate tax rate was reduced by 2 percentage points as of January 2003.

—	However, about $2.5 billion in corporate income tax revenues in 2003—04 resulted from a one-time gain from the revaluation of U.S.-dollar-denominated liabilities in the financial services industry as a result of the appreciation of the Canadian dollar in 2003.

•	In addition, personal income tax revenues rose more rapidly than underlying personal income despite the impact of the $100-billion Five-Year Tax Reduction Plan. Other revenues were also higher than expected.

•	Program expenses were $2.0 billion lower than expected in the March 2004 budget, mainly attributable to higher-than-expected lapses in direct program expenses.

The Economic and Fiscal Update

Other countries also recorded better-than-expected results in 2003—04

Sources: Individual country budgets. Differences between 2003—04 actual fiscal outcomes and in-year fiscal estimates from 2004 central government budgets.

•	Several other major industrialized countries also reported better-than-expected results for the 2003—04 fiscal year, primarily reflecting higher-than-expected revenues.

•	Eight of the ten major countries that have to date released final or preliminary results for 2003—04 recorded a better budgetary balance in 2003—04 than estimated in their respective 2004 budgets. Higher-than-expected revenues were the main source of the improvement. Nevertheless, lower spending also had an impact for most countries.

•	Only France and Germany realized worse-than-expected fiscal results in 2003—04.

Canada’s Fiscal Progress

The federal debt burden has been reduced significantly...

Sources: Public Accounts of Canada and Statistics Canada.

•	The federal debt-to-GDP ratio is the most appropriate measure of the debt burden, as it measures the federal debt (accumulated deficit) relative to the ability of the nation’s taxpayers to finance it.

•	As a result of the $61.4-billion reduction in the federal debt (accumulated deficit) over the last seven years and sustained economic growth, the federal debt-to-GDP ratio has fallen by 27.3 percentage points to 41.1 per cent in 2003—04, down from its peak of 68.4 per cent in 1995—96.

The Economic and Fiscal Update

...reducing federal debt charges as a share of revenues...

Sources: Public Accounts of Canada and Statistics Canada.

•	The reduction in federal debt since 1996—97 has resulted in ongoing savings in interest payments of over $3 billion annually.

•	In 1995—96, 37.6 cents of every revenue dollar went to service the federal debt. In 2003—04, this ratio fell to just over 19 cents, the lowest level since the late 1970s.

Canada’s Fiscal Progress

...leaving more federal revenues for key priorities

Major Investments in the Priorities of Canadians

•	$100-billion Five-Year Tax Reduction Plan—the largest tax cut in Canadian history

•	Investments in key social and economic programs

•	$75 billion in new funding for health care, equalization and Territorial Formula Financing

•	The Government of Canada has turned chronic annual deficits into sustained annual surpluses and a lower federal debt. This, combined with low inflation, has led to low interest rates, strong consumer and business confidence, and renewed growth in the standard of living of Canadians.

•	This “virtuous circle” of improved fiscal and economic performance has resulted in increased government revenues—which have given the Government the means to invest in key priority areas, including:

—	The $100-billion Five-Year Tax Reduction Plan announced in 2000, which is fully implemented as of 2004—05.

—	Key social and economic programs, such as:

—	Measures in support of low- and modest-income families.

—	Initiatives to support and encourage the acquisition of skills and learning.

—	Investment in innovation and research and development.

—	Nearly $75 billion in total new funding recently announced as part of the 10-Year Plan to Strengthen Health Care and the new framework for equalization and Territorial Formula Financing (TFF).

The Economic and Fiscal Update

The aging of the population will bring new pressures

Source: Statistics Canada.

•	Canada’s population will begin to age sharply within the next 10 years, owing mainly to the aging of the “baby boom” generation as well as continued increases in life expectancy and declines in fertility rates. This means that Canada’s overall population, which is currently growing by around 1 per cent each year, is expected to begin to decline by the middle of this century. These trends will only be partly offset by continued immigration.

•	These factors will have a significant impact on our workforce. Currently there are more than five people of working age for every person of retirement age. Within the next 15 years, this ratio will fall to four people of working age for every person 65 years of age and older.

•	Population aging will put significant pressure on Canada’s public finances. Government program spending will increase as a result of increased demand for social programs, in particular health care and public pensions.

•	Continued debt reduction will help the Government to better deal with the fiscal challenges associated with population aging and will provide it with the flexibility needed to foster long-run economic and productivity growth.

Canada’s Fiscal Progress

The federal debt remains on a permanent downward track

Sources: Public Accounts of Canada; Statistics Canada; Department of Finance calculations.

•	The Government announced in Budget 2004 that it was setting an objective of reducing the federal debt-to-GDP ratio to 25 per cent within 10 years.

•	The Government is on track to meet or better this long-term debt objective. This would bring the federal debt-to-GDP ratio back to where it was in the mid-1970s.

•	Reducing the federal debt-to-GDP ratio to 25 per cent would mean that about 12 cents of every revenue dollar would go to service the debt compared to about 19 cents in 2003—04.

The Economic and Fiscal Update

Canada’s strong fiscal position reflects a prudent approach to budget planning

Prudent Approach to Fiscal Planning

Sound fiscal management

•	Balanced budgets or better

•	Average of private sector economic forecasts

•	Contingency Reserve and economic prudence

•	The significant turnaround in Canada’s fiscal situation and uninterrupted surpluses since 1997—98 are the result of sound fiscal management based on:

—	A commitment to balanced budgets or better.

—	The use of the average of private sector economic forecasts for fiscal planning.

—	A prudent approach to fiscal planning, which entails including in the budget plan an annual Contingency Reserve to guard against unforeseen circumstances, which if not needed reduces the federal debt. Additional economic prudence is also incorporated, which if not needed may be used to fund other priorities.

Canada’s Fiscal Progress

Sound fiscal management has allowed the Government to make long-term commitments

Table 1.3
New Federal Investments Under the 10-Year Plan to Strengthen Health Care and New Frameworks for Equalization and Territorial Formula Financing (TFF)

Cumulative
10-year investment
(billions of dollars)
Increased Canada Health Transfer levels	35.3
Wait times reduction	5.5
Medical equipment	0.5

Total new funding for health care	41.3
New equalization framework	28.8
New TFF framework	4.6

Total new equalization and TFF funding	33.4

•	Prudent fiscal planning and the significant reduction in the federal debt have allowed the Government to make major investments in the priorities of Canadians, while at the same time allowing it to continue meeting its fiscal targets.

•	The most recent example of this is the proposed new funding of nearly $75 billion over the next 10 years provided to the provinces and territories in support of health care, equalization and TFF (subject to passage of authorizing legislation), which provides the provinces and territories with a growing and predictable revenue track.

—	On September 16, 2004, Canada’s First Ministers signed the 10-Year Plan to Strengthen Health Care. Under this plan, the Government of Canada will provide $41.3 billion in new health care funding over the next 10 years to reduce wait times and improve access to care.

—	A new framework for equalization and TFF will ensure that payments to the provinces and territories increase by $33.4 billion over the next 10 years relative to Budget 2004 levels for 2004—05. The Government also commits to review the overall funding levels of equalization and TFF after five years.

The Economic and Fiscal Update

The federal-provincial-territorial sector is expected to be in surplus for the sixth consecutive year in 2003—04

1 Estimate for 2003—04 is for provincial-territorial budgetary balances and the aggregate.

Sources: Federal and provincial-territorial Public Accounts and budgets.

•	Both the federal and provincial-territorial governments have contributed to the significant turnaround in Canada’s fiscal situation over the last 10 years. However, since 2002—03 the provincial-territorial sector has returned to a deficit position. In 2003—04 the provincial-territorial deficit is estimated to be $3.8 billion. This is expected to improve significantly this year and beyond.

•	The federal-provincial-territorial surplus is estimated at $5.3 billion for 2003—04, which represents a significant improvement from 1993—94, when the sector posted a $58.9-billion deficit.

•	The commitment to balanced budgets or better at the federal level combined with an improving provincial-territorial outlook, particularly in light of recent increases in federal transfers, suggest that Canada’s fiscal situation will remain strong.

Canada’s Fiscal Progress

The debt burden continues to fall across both orders of government

1 Estimate for 2003—04 is for provincial-territorial debt only.

Sources: Federal and provincial-territorial Public Accounts and budgets.

•	The provincial-territorial debt-to-GDP ratio is expected to be 23.6 per cent in 2003—04, a decline of 5.1 percentage points from its peak of 28.7 per cent in 1999—2000.

•	The federal debt burden remains much higher than the combined provincial-territorial debt burden. As a result, the federal government continues to face much higher debt-servicing charges than the provincial-territorial sector.

The Economic and Fiscal Update

Canada’s Fiscal Performance: An International Perspective

Comparing Fiscal Results Across Countries

•	Two important factors need to be taken into account in making international comparisons: differences in accounting methods among countries which affect the comparability of data, and differences in financial responsibilities among levels of government within countries.

•	For these reasons, the standardized System of National Accounts definitions and data are used, and the focus is the total government sector (i.e., the combined national and subnational levels) when making comparisons across G-7 countries. The Organisation for Economic Co-operation and Development (OECD) produces a complete series of estimates based on this system. Unless otherwise indicated, the data presented in this annex are based on the June 2004 OECD Economic Outlook.

Comparing Fiscal Results Between the Canadian and U.S. Federal Governments

It is also important to note that there are certain fundamental differences in the accounting practices and responsibilities of the Canadian and U.S. federal governments. The U.S. federal budgetary balance includes the substantial surpluses in the social security system, whereas surpluses in the Canada Pension Plan are not included in the Canadian federal figures. For this reason, the Canadian federal balance is more comparable with the “on-budget” balance in the U.S., while U.S. government debt is more comparable with federal market debt in Canada.

Canada’s Fiscal Progress

Canada is again expected to be the only G-7 country to record a surplus in 2004 and 2005

Source: OECD Economic Outlook, No. 75 (June 2004).

•	In 2003, on a total government basis, 1 Canada was the only G-7 country to post a surplus. This was the second consecutive year that Canada was the only G-7 country in surplus.

•	This was also the seventh consecutive year that Canada has been in surplus on this basis—the only G-7 country to have recorded seven consecutive surpluses since 1960, the first year for which comparable international fiscal statistics are available from the OECD.

•	Canada is expected to continue to be the only G-7 country in surplus again in 2004, according to OECD estimates of the total government sector financial position.

•	The OECD also expects that this will continue in 2005.

[1]	Includes federal, provincial-territorial and local governments as well as the Canada Pension Plan and Quebec Pension Plan, measured on a National Accounts basis. The OECD uses the term “financial balance” to mean “budgetary balance.”

The Economic and Fiscal Update

Canada is expected to have the lowest debt burden among the G-7 countries in 2004

1 Adjusted to exclude certain government employee pension liabilities to enhance comparability with other countries’ debt measures.

Sources: OECD Economic Outlook, No. 75 (June 2004); Federal Reserve, Flow of Funds Accounts of the United States (June 2004); Department of Finance calculations.

•	Between 1995 and 2003, Canada’s ratio of total government net financial liabilities to GDP was reduced by 34.4 percentage points, to 34.9 per cent of GDP. This is Canada’s lowest debt burden on a total government basis in nearly 20 years.

•	As a result, Canada is projected by the OECD to have gone from having the second highest total government debt burden among G-7 countries in the mid-1990s to having the lowest debt burden among G-7 countries by the end of 2004. This would be the first time since the OECD started publishing these estimates in 1960 that Canada’s debt burden would be the lowest among the G-7 countries.

Canada’s Fiscal Progress

Unlike the U.S., the federal government in Canada has maintained a budgetary surplus since 1997—98

Note: This chart shows the federal budgetary balance for Canada and unified budget balance for the U.S. for fiscal years ending March 31 and September 30 respectively.

Sources: Canada—Department of Finance; U.S.—Department of the Treasury and Office of Management and Budget.

•	The improved federal fiscal situation in Canada is in stark contrast to recent developments in the United States at the federal level. Like Canada, the U.S. federal government achieved a significant turnaround in its budgetary balance in the second half of the 1990s, moving from large deficits to surpluses. However, since 2001—02 Canada has remained in surplus while the U.S. has returned to large deficits.

•	The Canadian federal government posted a surplus of C$9.1 billion, or 0.7 per cent of GDP, in 2003—04, while the U.S. government incurred a record deficit of US$413 billion, or 3.6 per cent of GDP. Moreover, the U.S. government’s “on-budget” deficit, 2 which is more directly comparable to the Canadian federal balance, was US$568 billion or 4.9 per cent of GDP.

•	While a balanced budget or better is expected for Canada in 2004—05, a very large U.S. budget deficit is expected.

[2]	The U.S. “on-budget” balance is more comparable with the Canadian federal budget balance because it excludes the pension surpluses of the U.S. social security system. The balance of the Canada Pension Plan is not included in the Canadian federal budget balance figures.

The Economic and Fiscal Update

The federal market debt-to-GDP ratio in Canada fell below that of the U.S. in 2003—04

Note: This chart shows federal market debt for Canada and federal debt held by the public for the U.S. for fiscal years ending March 31 and September 30 respectively. These two measures are the most comparable measures of the federal debt burden across the two countries.

Sources: Canada—Department of Finance; U.S.—Department of the Treasury and Office of Management and Budget.

•	As a result of continued surpluses at the federal level in Canada and the recent deterioration in U.S. federal finances, the federal market debt-to-GDP ratio in Canada fell below the U.S. figure in 2003—04 for the first time since 1977—78.

•	The Canadian federal market debt-to-GDP ratio fell to 36.1 per cent in 2003—04, while the U.S. figure rose for the third consecutive year to 37.3 per cent.

•	This gap is expected to widen in coming years.

Annex 2

Economic Developments and Prospects1

[1]	This annex incorporates data available up to November 5, 2004. Figures are at annual rates unless otherwise noted.

Economic Developments and Prospects

Highlights

•	World economic growth strengthened in 2004, as growth picked up in the United States, the Euro area and Japan. U.S. economic growth slowed in the second quarter of 2004, but advance estimates indicate that growth picked up in the third quarter, and solid growth is forecast for next year.

•	Economic growth in Canada rebounded strongly in 2004 following a series of shocks in 2003. The resilience of the Canadian economy reflects Canada’s strong fiscal, monetary and structural framework.

•	Renewed strong job creation since late 2003, particularly in full-time positions, has supported high levels of consumer confidence, consumer spending and residential investment.

•	Investment in machinery and equipment has remained healthy, thanks in part to rapid profit growth. This should help Canada maintain the improved productivity and living standards growth achieved since 1997.

•	The record appreciation of the Canadian dollar took its toll on exports throughout much of 2003. However, export growth rebounded faster than expected in the first half of 2004 as exporters demonstrated their continued ability to compete in the international marketplace.

•	Private sector forecasters expect solid growth in 2004 and 2005. Based on the September Department of Finance survey of private sector forecasters and further consultations with forecasters in early November, growth is expected to be 3.0 per cent in 2004, somewhat higher than the 2.7 per cent expected at the time of the March 2004 budget. For 2005, private sector forecasters expect growth of 3.2 per cent.

The Economic and Fiscal Update

•	Private sector forecasters now expect nominal gross domestic product (GDP) in 2004 to be $29.5 billion higher than they expected at the time of the 2004 budget. Their nominal GDP forecast for 2005 has been revised up by $33.9 billion.

•	Despite the encouraging growth outlook for the Canadian and global economies, there remain significant, mainly external, risks to the Canadian outlook.

•	High oil prices pose a downside risk to the global economy. High energy prices reduce the purchasing power of oil consumers around the world, dampening exports and also reducing consumer spending in Canada. However, higher oil prices stimulate investment and production in the Canadian energy sector, which positively affects growth.

•	The appreciation of the Canadian dollar since the beginning of 2003 stems from higher commodity prices and ongoing adjustments to global current account imbalances. The possibility of further exchange rate adjustments to resolve these imbalances poses a risk to the outlook. While the timing and magnitude of the adjustments are uncertain, the relatively quick recovery from the 2003 appreciation of the Canadian dollar suggests that any impact could be short-lived.

•	Over the medium term, resolution of the U.S. fiscal imbalance remains the principal downside risk. A serious effort to reduce the fiscal deficit would temporarily lower U.S. demand, placing downward pressure on Canadian exports to the U.S. However, if uncorrected, rising government debt could put upward pressure on interest rates, crowding out investment and dampening growth in the U.S.

Economic Developments and Prospects

World Economic Conditions

Global economic activity has strengthened in 2004 and forecasters expect robust growth in 2005

Source: International Monetary Fund, World Economic Outlook (September 2004).

•	Despite higher world energy prices, the global recovery has become increasingly well established, thanks to accommodative monetary and fiscal policies, rising corporate profitability and healthy business investment. In its September World Economic Outlook, the International Monetary Fund (IMF) forecasts world real GDP growth will reach 5.0 per cent in 2004, the highest growth rate in nearly three decades. World growth is projected to moderate to a still-strong 4.3 per cent in 2005.

•	The economic situation in Japan improved markedly in 2004, thanks to healthy business investment and strong demand from China for Japanese exports. Despite a deceleration in the second half of the year, real GDP growth in Japan is expected to exceed 4 per cent in 2004, before falling back to just over 2 per cent in 2005.

•	China is expected to grow at an impressive pace through the rest of 2004, driven mostly by abundant foreign direct investment. Growth is expected to gradually decelerate in 2005, partly in response to government policies aimed at easing growth to more sustainable levels. Strong growth in China has helped stimulate not only Japan, but other Asian economies such as Korea and Singapore.

•	Growth in the Euro area appears to have regained some momentum recently. Growth is expected to reach 2.2 per cent in both 2004 and 2005. While the recovery is gradually gaining a firmer footing, it remains relatively uneven across the Euro area countries.

The Economic and Fiscal Update

The outlook for the U.S. economy remains solid

1 Advance Estimate
Sources: Bureau of Economic Analysis and Blue Chip Economic Indicators (October 2004)

•	After strong growth of 4.5 per cent in the first quarter of 2004, U.S. real GDP growth slowed to 3.3 per cent in the second quarter, but then picked up again to 3.7 per cent in the third quarter according to advance estimates. Movements in growth in recent quarters have largely stemmed from swings in consumer spending, as business investment has posted strong gains throughout 2004.

•	Going forward, business investment is expected to continue to be an important driver of growth, boding well for Canadian exports of machinery and equipment. The continued impact of high oil prices and the waning effects of last year’s tax cuts suggest that growth in consumer spending will be modest, although the recent improvement in the U.S. labour market, if sustained, will help support spending in this sector.

•	Private sector forecasters expect the U.S. economy to grow by 4.4 per cent in 2004 and 3.5 per cent in 2005, slightly below expectations at the time of the March budget.

Economic Developments and Prospects

Canadian Economic Developments

The Canadian economy rebounded strongly from a series of shocks in 2003

Source: Statistics Canada.

•	The Canadian economy has once again demonstrated remarkable resilience, rebounding sharply after a series of shocks in 2003, including the severe acute respiratory syndrome (SARS) outbreak, the discovery of a case of bovine spongiform encephalopathy (BSE) in Alberta and, in particular, the unprecedented appreciation of the Canadian dollar.

•	Following the 2001 global slowdown, Canada outpaced the U.S. and other Group of Seven (G-7) countries in both GDP and employment growth.

•	After slowing in mid-2003, real GDP growth strengthened to 3.3 per cent in the last quarter of 2003. Real GDP grew by 3.0 per cent in the first quarter of 2004, spurred by strong advances in domestic demand.

•	In the second quarter, helped by surging exports, growth accelerated to 4.3 per cent, well above the 3.3 per cent recorded in the U.S.

•	Nominal GDP rebounded even more strongly in 2004, growing 7.6 per cent in the first quarter and 10.2 per cent in the second.

The Economic and Fiscal Update

Robust employment growth has resumed in all regions

•	The series of shocks that hit the economy in 2003 slowed employment growth and pushed the unemployment rate to a high of 8.0 per cent in August of last year.

•	However, robust job growth resumed in September 2003. Since August 2003 the economy has created nearly 400,000 jobs, all of which are full-time positions. The 2.5-per-cent increase in Canadian employment is well above the 1.7-per-cent increase recorded in the United States over the same period.

•	With strong job creation in Canada, the unemployment rate fell steadily—despite near record rates of participation in the labour market—and stood at 7.1 per cent in October 2004, a rate not seen since mid-2001.

•	Employment growth has been broadly shared across the provinces since August 2003, with each region recording significant growth.

Economic Developments and Prospects

Increased employment has supported healthy income growth and high levels of consumer confidence

•	The strong pace of job creation, particularly in full-time positions, has supported income growth and pushed consumer confidence well above historical averages in all regions of the country.

•	In the first half of 2004 real personal disposable income per capita rose 3.3 per cent relative to the second half of 2003. Real consumer spending also increased a strong 3.7 per cent over the same period thanks to rising income, high consumer confidence and historically low interest rates.

The Economic and Fiscal Update

Historically low borrowing costs have continued to improve housing affordability and support housing activity

•	Low interest rates, as well as rising disposable income due to healthy employment growth, have improved housing affordability, which was near its best level on record in the second quarter.

•	These factors have supported continued robust growth in real business residential investment, which stood at 9.6 per cent in the first half of 2004. Housing starts reached an annualized average of over 229,000 in the first nine months of the year—the highest level in 17 years and well above the historical average of about 180,000.

Economic Developments and Prospects

Corporate profits have reached near record levels, thanks in part to rising commodity prices

•	Corporate profits rose 28.5 per cent in the first half of 2004, and the gain was broadly based. For example, oil and gas firms benefited from higher prices and strong international demand. Wood and paper manufacturers also saw increased profits as strong North American demand for housing boosted the price of wood and paper prices picked up. Currently total corporate profits in Canada stand at 13.8 per cent of GDP, the highest level in 30 years.

•	Reflecting in part the strength in profits, business confidence remains at a high level—more than half of firms surveyed by the Conference Board of Canada in the third quarter believe that their financial position and their profitability will improve over the next six months.

The Economic and Fiscal Update

Businesses continue to invest at a healthy pace, particularly in machinery and equipment

Source: Statistics Canada.

•	The strength in corporate profits and business confidence has supported business non-residential investment, which rose by a solid 4.1 per cent in the second quarter of 2004, the sixth consecutive increase.

•	High energy prices have encouraged engineering construction in the oil and gas sector, which in turn contributed to a rebound in non-residential construction in the second quarter.

•	Investment in machinery and equipment (M&E) increased 4.5 per cent in the second quarter after growing by nearly 10 per cent in the first, helped by the stronger Canadian dollar, which has made imported M&E more affordable. This growth in investment in M&E should support further gains in productivity, a key factor in raising Canadian living standards over the long run.

Economic Developments and Prospects

Exports were affected by the dollar’s rapid increase in 2003 but rebounded sharply in 2004...

•	Despite strong growth in U.S. demand, Canadian exports fell in 2003, in part because of the rapid and sizeable appreciation of the Canadian dollar.

•	However, during the first half of 2004 exports rebounded, reflecting stronger external demand and the ability of Canadian businesses to adjust quickly to changing economic conditions.

•	On the import side, the stronger Canadian dollar, along with continued strength in Canadian domestic demand, contributed to sustained growth in imports over much of 2003 and the first half of 2004.

The Economic and Fiscal Update

...contributing to near record current account surpluses and further reductions in Canada’s net foreign debt

•	Recent robust growth in exports has been complemented by favourable movements in the terms of trade—prices of exports relative to prices of imports—reflecting, in part, higher commodity prices. As a result, Canada’s current account surplus rose to nearly $42 billion in the second quarter of 2004—the second highest on record and the 20th consecutive quarterly surplus.

•	Ongoing current account surpluses have generated a sustained reduction in Canada’s net foreign debt as a share of GDP, which stood at 13.7 per cent in the second quarter of 2004, the lowest level in almost 50 years. This means that more of the income that Canadians earn is staying in Canada.

•	These developments stand in stark contrast to the U.S., where large current account deficits have raised net foreign debt to over 20 per cent of GDP.

Economic Developments and Prospects

Canada’s Macroeconomic and Structural Framework

Canada has the most favourable fiscal position among G-7 countries

•	Canada’s improved ability to weather economic shocks is driven in large part by reforms to the macroeconomic and structural environment that were implemented over the last decade. According to the Organisation for Economic Co-operation and Development (OECD), “the Canadian economy has delivered solid performance for nearly a decade with increased resilience to economic shocks, demonstrating the benefits of a well designed macroeconomic framework and the pay off from a range of structural reforms implemented since the late 1980s.”[2]

•	In the early 1990s Canada’s total government deficit was larger than the average of G-7 countries. However, significant fiscal improvements at all levels of government enabled Canada’s total government sector to post a surplus in 1997. In 2003 Canada’s total government sector recorded a surplus of 1.2 per cent of GDP, compared to the average G-7 deficit-to-GDP ratio of 4.6 per cent. Canada’s fiscal turnaround is unmatched by any other G-7 country.

[2]	OECD, Economic and Development Review Committee, Economic Survey of Canada (October 2004).

The Economic and Fiscal Update

•	According to the OECD, Canada is the only G-7 country expected to post a total government budget surplus in 2004 and 2005, and the IMF calls Canada’s fiscal position the “most favourable among G-7 countries.”[3]

•	Canada’s total government debt burden moved from being the second highest in the G-7 in 1998 to the second lowest in 2003. Canada’s total government sector net financial liabilities stood at 34.9 per cent of GDP in 2003, compared to the average G-7 ratio of 51.1 per cent.

•	A strong fiscal position has allowed the Government of Canada to deliver significant tax relief to all Canadians, enhancing incentives to work, save and invest, while also creating a tax advantage for Canadian businesses and entrepreneurs vis-à-vis the United States, without risking a return to deficits.

•	As well, the Government has been able to make significant investments in important economic and social priorities.

•	Since balancing the budget, the Government has invested substantial resources in research and development and knowledge creation, which support stronger economic growth and a higher quality of life.

•	A wide range of government initiatives help the Canadian workforce become increasingly well-educated, adaptable and skilled, while measures in support of low- and modest-income families improve the chance that Canadian children will grow up to be healthy, contributing members of society.

[3]	IMF, World Economic Outlook (September 2004).

Economic Developments and Prospects

More than a decade of low and stable inflation, together with fiscal discipline, has contributed to lower interest rates

•	The credibility of Canada’s monetary policy, achieved through more than a decade of low and stable inflation, has complemented reform on the fiscal front.

•	Since 1993 inflation in Canada has averaged 1.8 per cent—very close to the mid-point of the current inflation-targeting range of 1 to 3 per cent agreed upon by the Bank of Canada and the Government of Canada.

•	Low and stable inflation, together with a strong fiscal position, gives the Bank of Canada the flexibility to respond quickly and decisively to changing economic conditions.

•	Furthermore, by eliminating the deficit and moving to sustained fiscal surpluses after 1997, Canada has improved its international fiscal credibility, restoring its triple-A rating in financial markets, which in turn has led to reductions in risk premiums and interest rates.

•	Lower interest rates have reduced the debt burden, freeing up resources to fund the priorities of Canadians and providing strong support to interest-sensitive sectors, such as housing, consumer expenditures and business investment.

The Economic and Fiscal Update

Sound fiscal and monetary policies have contributed to renewed employment and productivity growth...

•	Improved fiscal and monetary policies have created the conditions for stronger growth in employment and productivity, two factors which have driven strong gains in Canadian living standards since 1997.

•	Canada achieved exceptionally strong employment growth between 1997 and 2003— by far the best in the G-7 and nearly double the pace recorded in the U.S. Over the same period, productivity growth improved noticeably following a period of lacklustre growth during the 1980s and early 1990s.

•	As the population ages, it will be increasingly difficult to improve living standards through increased employment because of the shrinking size of the working-age population. Instead, Canada must increasingly rely on productivity growth.

Economic Developments and Prospects

...and have laid the foundation for a sustained improvement in Canadian living standards

•	Between 1980 and 1996 Canada ranked second last among the G-7 countries in growth in real GDP per capita, the most commonly used measure of average living standards.

•	However, thanks to stronger employment and productivity growth, Canada recorded the strongest growth in living standards among all G-7 countries between 1997 and 2003. The average standard of living of Canadians increased more in the past 7 years than in the previous 17.

The Economic and Fiscal Update

Private Sector Economic Forecasts

•	The Department of Finance surveys about 20 private sector economic forecasters on a quarterly basis regarding their outlook for the Canadian economy. The Minister of Finance, along with departmental officials, also meets with a group of private sector economists to discuss risks and uncertainties associated with the outlook.

•	The economic forecasts reported here reflect the survey of private sector forecasters conducted by the Department following the release of the second-quarter National Accounts by Statistics Canada on August 31 and further consultations with private sector forecasters in early November. The Department’s survey of private sector forecasters is the basis for the economic assumptions that underlie the five-year status quo fiscal projections provided in Annexes 3 and 4.

Economic Developments and Prospects

The Canadian Economic Outlook

Private sector forecasters expect improved economic growth in Canada for 2004 and 2005

•	Private sector forecasters expect real GDP to grow by 3.0 per cent in 2004, up from 2.7 per cent at the time of the March 2004 budget. Growth is expected to rise to 3.2 per cent in 2005, slightly lower than the 3.3-per-cent forecast at the time of the 2004 budget. According to the IMF, Canada is expected to have the second fastest growth rate in 2005 among G-7 countries, behind only the United States.

•	Private sector forecasters have significantly raised their forecast for GDP inflation in 2004, reflecting much stronger-than-expected growth in commodity prices. As a result, they expect nominal GDP to grow 6.2 per cent this year and 5.3 per cent in 2005, compared to 4.1 per cent and 5.1 per cent, respectively, at the time of the 2004 budget.

•	Private sector forecasters now expect nominal GDP in 2004 to be $29.5 billion higher than they expected at the time of the 2004 budget. Their nominal GDP forecast for 2005 has been revised up by $33.9 billion.

The Economic and Fiscal Update

With stronger growth, private sector forecasters expect monetary stimulus to be gradually withdrawn

•	Private sector forecasters expect the Bank of Canada to continue raising its target interest rate between now and the end of 2005. However, short-term interest rates have remained low in 2004 at 2.1 per cent, little changed from the time of the 2004 budget. Forecasters now expect that short-term rates in 2005 will average 3.2 per cent, slightly higher than forecast at the time of the March budget.

•	Forecasters expect long-term rates to average 4.7 per cent in 2004 and 5.0 per cent in 2005, moderately lower than expected at the time of the March budget.

Economic Developments and Prospects

Private Sector Forecasts for 2004 and 2005

	2004	2005
	(percent)
Real GDP growth
March 2004 budget	2.7	3.3
November 2004 Economic and Fiscal Update	3.0	3.2
GDP inflation
March 2004 budget	1.4	1.7
November 2004 Economic and Fiscal Update	3.1	2.1
Nominal GDP growth
March 2004 budget	4.1	5.1
November 2004 Economic and Fiscal Update	6.2	5.3
3-month Treasury bill rate
March 2004 budget	2.2	3.1
November 2004 Economic and Fiscal Update	2.1	3.2
10-year government bond rate
March 2004 budget	4.8	5.4
November 2004 Economic and Fiscal Update	4.7	5.0
Unemployment rate
March 2004 budget	7.5	7.2
November 2004 Economic and Fiscal Update	7.3	7.0
Employment growth
March 2004 budget	1.6	1.5
November 2004 Economic and Fiscal Update	1.7	1.6
Addendum:
U.S. real GDP growth
March 2004 budget	4.7	3.8
November 2004 Economic and Fiscal Update	4.4	3.5

Sources: March 2004 and September 2004 Department of Finance surveys of private sector forecasters and further consultations with private sector forecasters in early November. March 2004 and October 2004 Blue Chip Economic Indicators.

The Economic and Fiscal Update

Risks and Uncertainties

Despite the solid global growth outlook, persistently high oil prices pose a downside risk

1 Real prices are nominal prices deflated using the U.S. GDP deflator (2004 Q3 = 1.0). Prices for 2004 Q4 are based on the October 2004 price of crude oil.

Source: Bridge Commodity Research Bureau and Bureau of Economic Analysis.

•	A key risk to the global economic outlook is the path of oil prices. In October, the price of oil reached over US$55 per barrel, higher than at any time since the second oil crisis in the late 1970s. However, in real terms this remains below the historic high reached in 1980.

•	If prices remain at current levels, or rise further, the global expansion could be weaker than expected. Growth would be particularly affected in oil-importing countries such as China and India, which have a higher intensity of oil use than the U.S. and Canada.

Economic Developments and Prospects

World oil demand rose considerably in 2003 and is forecast to rise further, with nearly half of the increase in 2004 coming from China and other non-OECD Asian countries

1 Other Asia excludes Asian OECD countries.

Source: International Energy Agency, Oil Market Report (October 2004).

•	The recent spike in oil prices has been the result of several factors: strong growth in world demand, notably from China and other non-OECD Asian countries, which are forecast to account for almost 50 per cent of the increase in world demand for oil in 2004; little excess capacity in most OPEC (Organization of the Petroleum Exporting Countries) nations; weather-related damages to oil production facilities in the Gulf of Mexico; uncertainty surrounding Yukos Oil Company’s production in Russia; and concerns about possible supply disruptions in Saudi Arabia, Venezuela, Nigeria and Iraq.

•	The increase in world demand for oil is projected to slow somewhat in 2005, largely due to weaker demand growth in China and other non-OECD Asian countries. However, these countries will continue to account for a sizeable share of the expected increase in overall world oil demand.

The Economic and Fiscal Update

An increase in the price of oil transfers purchasing power from consumers to oil producers, both within and across countries

1 Flows are approximated by multiplying a US$20 price increase by the number of barrels consumed, produced and traded per day, annualized and converted into Canadian dollars using the average exchange rate from January to September 2004.

2 Differences exist between world oil production and world consumption figures due to factors such as stock changes and differences in the definition, measurement or conversion of oil supply and demand data. Cross-checking with the trade flow data suggests that the disparity is largest in the U.S.; thus the U.S. consumption number has been adjusted to account for this statistical discrepancy.

Source: BP Statistical Review of World Energy (June 2004).

•	Since the March budget, world oil prices have risen by about US$20 a barrel. Based on the number of barrels of oil consumed in Canada per day in 2003 (by businesses and households), a US$20-per-barrel price increase over the course of a year reduces the purchasing power of oil consumers by about $21 billion. On a per capita basis, U.S. oil consumers incur a similar loss.

•	However, higher oil prices lead to a gain for oil producers, with transfers occurring both within and across countries. Since Canada sells more oil on the world market than it buys, the US$20 price increase results in a net income flow of approximately $9 billion from the rest of the world to Canada. This stems from an outflow of $10 billion from Canada to other oil-producing countries (Canada imports about half of its oil consumption), which is more than offset by an inflow of $19 billion from oil consumers in the United States.

Economic Developments and Prospects

Rising oil prices raise gasoline and other energy prices, which negatively affects consumers

1 Real gasoline prices are nominal prices deflated by the total CPI (September 2004 = 1.0).

Sources: MJ Ervin & Associates and Statistics Canada.

•	Canadian households are affected by higher world oil prices via higher gasoline and heating fuel prices, which usually move in response to changes in the price of crude oil. Indeed, gasoline prices in Canada reached record levels in 2004, although their current levels and recent run-up are not unprecedented in real terms.

•	Since gasoline and heating fuel are necessities for most households, in the short term rising prices reduce the income available to purchase other goods and services. This reduces real consumer spending in Canada and dampens exports, as consumers in other countries—particularly the U.S.—demand fewer imports.[4]

•	Higher oil prices also lead to higher input costs for firms in the non-energy sector. Since firms are generally unable to pass the higher costs on to consumers immediately, this may lead to lower profits, reduced business investment or production cutbacks for these firms.

[4]	For instance, the IMF estimates that every US$10-per-barrel increase in crude oil subtracts 0.4 percentage points from U.S. real GDP growth.

The Economic and Fiscal Update

However, rising oil prices also induce oil producers to increase drilling activity and investment in Canada

•	On the positive side, higher oil prices stimulate investment and production in Canada’s energy sector, supporting output and employment growth.

•	Coinciding with the recent rise in the price of crude oil since the beginning of 2002, output in the oil and gas extraction industry has increased markedly in Canada. Over this period employment in this industry has increased nearly 10 per cent, while employment in support activities for oil and gas extraction (and mining) has increased more than 50 per cent.

•	High oil and gas prices also prompt producers to invest more in drilling activity aimed at boosting production. Based on data for the first nine months of the year, the Canadian Association of Oilwell Drilling Contractors expects drilling activity to reach record highs this year and next.

Economic Developments and Prospects

The Canadian dollar has risen significantly, driven in part by stronger commodity prices...

Sources: Department of Finance Commodity Price Index and the Bank of Canada.

•	Since the beginning of 2003, the Canadian dollar has appreciated more than 30 per cent against the U.S. dollar reflecting, in part, rising commodity prices. The Canadian dollar often rises against the U.S. dollar when commodity prices are strong, as has been the case recently. In addition, adjustments to global current account imbalances have contributed to the recent appreciation of the Canadian dollar.

•	An appreciation of the Canadian dollar driven by rising commodity prices would normally be accompanied by stronger activity in the commodity-producing sector, which would partly offset the negative effects on non-commodity exporters. To the extent that higher commodity prices reflect strong global demand, this would also provide some offset in the non-commodity sectors.

The Economic and Fiscal Update

...but also by an ongoing adjustment to global current account imbalances...

Source: Bank of Canada.

•	On the other hand, an appreciation of the Canadian dollar due to ongoing portfolio adjustments to global current account imbalances poses a greater risk to Canadian growth because the appreciation does not reflect an improvement in Canada’s underlying growth prospects. Such a portfolio shift appears to have occurred in 2003, when all major currencies including the Canadian dollar appreciated against the U.S. dollar.

•	The timing and magnitude of further portfolio-driven adjustments to the Canadian dollar are highly uncertain. Nevertheless, the recent resilience shown by exporters in the face of a stronger Canadian dollar in 2003 suggests that any impact may be short-lived.

Economic Developments and Prospects

...that partly reflects large and growing U.S. fiscal deficits

Source: U.S. Department of the Treasury.

•	Over the medium term, the growing U.S. budget deficit remains the principal downside risk. The on-budget deficit reached US$568 billion in 2003—04, its highest level on record, or nearly 5.0 per cent of GDP.

•	If not corrected, the U.S. fiscal imbalance could put upward pressure on interest rates, crowd out investment and dampen growth in the United States. On the other hand, a serious effort to reduce the deficit would temporarily lower growth directly. In either case, Canadian and world growth would be negatively affected.

•	While the Canadian economy faces a number of downside risks over the near to medium term, a strong monetary, fiscal and structural framework means that the Canadian economy is well positioned to deal with these risks.

Annex 3

Private Sector Five-Year Economic and Fiscal Projections

Private Sector Five-Year Economic and Fiscal Projections

Highlights

•	The Department of Finance meets each fall with economists from all regions of the country, including the chief economists of the major chartered banks and four private sector economic forecasting organizations. The objective of this exercise, which was initiated in 1999, is to agree on a set of economic assumptions for planning purposes, which the four forecasting organizations then use to develop status quo fiscal projections of the budgetary balance for the current year and each of the next five years.

•	In this Economic and Fiscal Update the Government is reporting for the first time the individual projections of the budgetary balance provided by the private sector economic forecasting organizations. These projections are prepared on a National Accounts basis. The average of these projections has been translated to a Public Accounts basis by the Department of Finance. Annex 4 provides details on how the projections are translated from a National Accounts basis to a Public Accounts basis.

•	The private sector economists strongly recommend that the Government continue to set aside amounts in its fiscal plan for the Contingency Reserve and for economic prudence.

—	The Contingency Reserve is established to guard against unforeseen developments. If it is not needed, it is used to reduce the federal debt.

—	Amounts set aside for economic prudence provide further protection against going back into deficit. If these amounts are not needed, they become available to fund new priorities.

The Economic and Fiscal Update

•	Based on the projections provided by the four forecasting organizations, and after subtracting amounts for the Contingency Reserve and economic prudence, the cost of the September and October 2004 First Ministers’ agreements on health, equalization and Territorial Formula Financing, and the cost of other decisions made since the March 2004 budget, the surplus is estimated at $5.9 billion for 2004—05, $0.5 billion for 2005—06, $0.9 billion for 2006—07, $3.2 billion for 2007—08, $7.5 billion for 2008—09 and $11.5 billion for 2009—10.

•	The key elements of the current approach to budget planning were established following an independent review of the Government’s forecasting methods in 1994. Much has changed since then—the elimination of the deficit, the Government’s commitment to a balanced budget or better each year, and the shift to full accrual accounting. To ensure that the Government continues to use the most up-to-date forecasting methods, and to benchmark Canadian practices against the best in the world, the Government has launched a new review. Dr. Tim O’Neill, Chief Economist and Executive Vice-President of BMO Financial Group, will lead this review. As well, the International Monetary Fund (IMF) will be conducting a comparative review of the budgeting practices and experiences in Canada with those in other major industrial countries. Recommendations by Dr. O’Neill will be submitted to the House of Commons Standing Committee on Finance for their consideration.

Private Sector Five-Year Economic and Fiscal Projections

Approach to budget planning

•	The Government’s approach to budget planning involves a number of important steps. The first step involves using private sector economic forecasts for budget-planning purposes.

—	The Department of Finance conducts surveys of private sector economic forecasters. In total, about 20 forecasters are surveyed on a quarterly basis.

—	Each fall the Department of Finance conducts extensive consultations with an economic advisory group, which includes the chief economists of Canada’s major chartered banks and leading economic forecasting organizations as well as representatives from different regions of the country.

•	The second step involves using the average private sector economic forecasts to develop status quo fiscal projections for the fall Economic and Fiscal Update.

—	Four private sector economic forecasting organizations develop detailed fiscal projections on a National Accounts basis, based on tax and spending policies in place at the time of the last budget.

—	The four organizations are Global Insight, the University of Toronto, the Conference Board of Canada and the Centre for Spatial Economics.

—	These projections are then translated to a Public Accounts basis by the Department of Finance and presented in the fall Economic and Fiscal Update. For the current fiscal year, year-to-date fiscal results are also used to estimate the potential budgetary outcome.

—	The impact of policy decisions since the last budget is then subtracted from these fiscal projections.

•	The third step adjusts the resulting fiscal projections for prudence to derive the fiscal surpluses for budget-planning purposes.

—	An annual Contingency Reserve is set aside to guard against unforeseen circumstances. If not needed, it is applied to reduce the federal debt (accumulated deficit). An additional amount for economic prudence is included to provide further protection against falling back into deficit. If this amount is not needed, it becomes available to fund new priorities.

—	The Contingency Reserve is normally set at $3 billion per year, while the economic prudence is generally set at $1 billion in the first year of the five-year planning horizon, rising to $4 billion by year five.

The Economic and Fiscal Update

•	This prudent approach to budget planning has allowed the federal government to record seven consecutive budgetary surpluses. In 2002 and 2003 Canada was the only country among the Group of Seven (G-7) countries to record a budgetary surplus on a total government basis. The Organisation for Economic Co-operation and Development projects that Canada will be the only G-7 country in surplus this year and next.

•	Sound fiscal management means more than prudent planning, avoiding deficits and reducing debt. It also means managing tax dollars responsibly and delivering cost-effective and efficient government services. With this in mind, the Government launched the Expenditure Review Committee (ERC) in December 2003, with a mandate to conduct a fundamental review of all federal programs and expenditures. In August of this year the Prime Minister assigned a dual mandate to the ERC. The immediate task is to conduct a thorough review of government spending to reallocate a cumulative $12 billion from 2005—06 to 2009—10 from lower-priority areas and areas of inefficient spending to higher-priority areas. These savings are not built into the status quo projections. To achieve this the ERC is focusing on both improving government operations and assessing the relevance and effectiveness of current government programs. The second, and equally important, part of the ERC’s mandate is to develop a permanent mechanism to review spending on an ongoing basis as part of the yearly budget cycle. This will ensure that the review and reallocation processes are an embedded part of how the federal government does business.

Private Sector Five-Year Economic and Fiscal Projections

Independent review of economic and fiscal forecasts

•	Many of the key elements of the current approach to budget planning were put in place on the recommendation of an independent review of the Department of Finance’s approach to economic and fiscal forecasting concluded in 1994.

•	Much has changed since then—the elimination of the deficit, the Government’s commitment to a balanced budget or better each year, and the shift to full accrual accounting. To ensure that the Government continues to use the most up-to-date economic and fiscal forecasting methods, and to benchmark Canadian practices against the best in the world, the Government of Canada has launched a new review. Dr. Tim O’Neill, Chief Economist and Executive Vice-President of BMO Financial Group, will lead the review. Dr. O’Neill’s review will identify and assess the source of differences between the budget and fall update fiscal projections and the outcome. It will also include an evaluation of the changes that have been made to the forecasting process over the last decade.

•	As part of this forecasting review, the IMF will be conducting a comparative analysis of the budgeting practices and experiences in Canada and other major industrial countries. The IMF will examine how Canada’s fiscal environment compares to that of other countries, including the structure of revenues and spending as well as the fiscal rules and targets. It will compare Canada’s forecasting process to that of other nations and provide statistical analysis of the quality of Canada’s forecasts as well as the factors that might affect that quality. The IMF will report its findings in the context of its annual review of Canada’s economic policy. Its report will be shared with Dr. O’Neill to inform his review.

•	Once this work is completed, Dr. O’Neill’s report will offer specific recommendations with respect to:

—	Improving the accuracy of the economic projections.

—	Improving the preparation and accuracy of the fiscal projections.

—	Addressing ways of dealing with the uncertainties in economic and fiscal forecasting.

•	The review is expected to be concluded in early 2005. The recommendations will be referred to the House of Commons Standing Committee on Finance, which has also been asked to make recommendations relating to the provision of independent fiscal forecasting advice for parliamentarians, including the consideration of the recommendations of the external expert.

The Economic and Fiscal Update

Economic assumptions underlying the average private sector status quo fiscal projections

Table 3.1
Average of Private Sector Economic Forecasts: September 2004 Survey

	2004	2005	2006	2007—2009
	(per cent)
Real GDP growth	3.0	3.2	3.1	2.9
GDP inflation	3.1	2.1	1.8	1.7
Nominal GDP growth	6.2	5.3	5.0	4.7
3-month Treasury bill rate	2.1	3.2	4.4	4.7
10-year Government of Canada bond rate	4.7	5.0	5.7	6.0

Notes:	Based on a survey conducted by the Department of Finance in mid-September.
The number of respondents declines from 18 in 2004 to 8 in 2009.
The survey results have been adjusted slightly after further consultations with economists to reflect developments since September.

•	The average private sector forecast of real gross domestic product (GDP) growth is 3.0 per cent in 2004, 3.2 per cent in 2005 and 3.1 per cent in 2006. The average growth forecast over the 2007 to 2009 period is 2.9 per cent.

—	GDP inflation is expected to be 3.1 per cent in 2004, decline to 2.1 per cent in 2005, and average around 1.7 per cent annually through 2009.

—	As a result, nominal GDP growth is expected to average 6.2 per cent in 2004, up significantly from the growth of 4.1 per cent forecast in the March 2004 budget. However, it is forecast to slow to 5.3 per cent in 2005, up slightly from the March 2004 budget forecast, and 5.0 per cent in 2006. Over the 2007 to 2009 period, nominal GDP growth is forecast to average 4.7 per cent. As a result of the higher growth expected for 2004, the level of nominal income—the broadest measure of the Government’s tax base—is forecast to be higher throughout the five-year period than forecast in the March 2004 budget.

•	Short-term interest rates are expected to average 2.1 per cent in 2004 before rising to 3.2 per cent in 2005 and 4.4 per cent in 2006. Over the 2007 to 2009 period, short-term interest rates are expected to average 4.7 per cent. Private sector forecasters project a gradual rise in longer-term interest rates between 2004 and 2009 from 4.7 per cent in 2004, to 5.7 per cent by 2006 and averaging 6.0 per cent over the 2007 to 2009 period.

Private Sector Five-Year Economic and Fiscal Projections

Planning assumptions used to develop the five-year status quo fiscal projections

•	The four private sector forecasting organizations derived projections of the major components of the federal budgetary balance on a National Accounts basis, using the economic forecasts outlined in Table 3.1. These projections were converted to a Public Accounts basis, on a full accrual basis of accounting, by the Department of Finance. For details, see Annex 4. The projections are based on the following assumptions.

—	The projections include the impact of the policy initiatives announced in previous budgets. However, they do not include the impact of the agreements reached at the recent First Ministers’ Meetings on health, equalization and Territorial Formula Financing, as well as other policy decisions taken since the 2004 budget.

—	For direct program spending, the private sector projections are consistent with expenses reported in the 2004 budget for 2004—05 and 2005—06. Starting in 2006—07, the projections assume underlying growth of population plus inflation, except in circumstances where there are economic or policy factors (reflecting past budget decisions) that drive spending.

—	In light of the detailed information required to prepare projections of direct program spending and public debt charges, the private sector organizations agreed to use National Accounts projections provided by the Department of Finance. Major transfers to other levels of government were set to be consistent with the September 16 meeting of First Ministers.

—	In Budget 2003 the Government announced that it would consult on a new permanent employment insurance (EI) rate-setting regime for 2005 and beyond, based on the following rate-setting principles: premium rates should be set transparently; premium rates should be set based on independent expert advice; expected premium revenues should correspond to expected program costs; premium rate setting should mitigate the impact of the business cycle; and premium rates should be relatively stable over time. Consistent with these principles, the four forecasting organizations were asked to set projected premiums equal to their projected program costs on an annual basis for 2005 to 2009.

The Economic and Fiscal Update

Status quo fiscal projections on a National Accounts basis

Table 3.2
Private Sector Surplus Projections

	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(billions of dollars)
Global Insight	10.2	11.3	13.7	17.3	22.2	27.0
University of Toronto	8.4	10.1	12.7	15.7	19.8	23.7
Conference Board of Canada	6.9	8.8	11.2	15.0	20.0	24.8
Centre for Spatial Economics	7.8	7.7	12.3	16.1	20.5	24.6
Average	8.3	9.5	12.5	16.0	20.7	25.0
Forecast range	3.3	3.6	2.6	2.3	2.4	3.3

•	The private sector organizations provided projections of the Government’s budgetary balance before subtracting amounts for economic prudence and the Contingency Reserve. The projections do not include the impact of policy decisions announced since the 2004 budget. In particular, these projections do not reflect the proposed cost of commitments made at the two recent First Ministers’ Meetings on health, equalization and Territorial Formula Financing.

•	On average, the four forecasting organizations project a surplus of $8.3 billion in 2004—05, $9.5 billion in 2005—06, $12.5 billion in 2006—07, rising thereafter to reach $25.0 billion in 2009—10.

•	The differences in the projections primarily reflect differing assumptions about the responsiveness of tax revenues to growth in the various income tax bases.

—	Global Insight projects the highest surpluses on average, primarily because it expects a higher rate of growth of personal income tax revenues in 2004—05 relative to the other three forecasting organizations.

—	In 2004—05 and 2005—06, the Centre for Spatial Economics projects relatively low surpluses, largely because it expects weaker corporate income tax revenues.

—	The Conference Board of Canada and the University of Toronto project surpluses that are largely in line with average projections, although the Conference Board projects a relatively low surplus in 2004—05.

•	The range in the projections peaks at $3.6 billion in 2005—06. In other years the difference in projections ranges between $2.3 billion and $3.3 billion. These differences are relatively small in relation to combined federal revenues and expenses of $360 billion. For example, a
1-per-cent change in revenues and expenses translates into a difference of $3.6 billion in the budgetary balance.

Private Sector Five-Year Economic and Fiscal Projections

Status quo fiscal projections on a Public Accounts basis

Table 3.3
Average Private Sector Surplus Projection—Status Quo
(Not Including New Policy Initiatives Since the 2004 Budget)

	Actual	Projection
	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(billions of dollars)
National Accounts basis
Average of private sector surplus projections	3.7	8.3	9.5	12.5	16.0	20.7	25.0
Adjustments for 2004—05
Personal income tax		3.4	3.6	3.8	4.0	4.3	4.6
Corporate income tax		-2.8	-2.8	-2.9	-2.9	-2.9	-2.9
Goods and services tax		-0.5	-0.5	-0.5	-0.5	-0.5	-0.6

Total		0.1	0.3	0.4	0.6	0.9	1.1

Adjustments—National
Accounts to Public Accounts
Provisions related to transfers to other levels of government	4.2	2.1
Asset sales and revaluations	0.3	2.2	0.1	0.1	-0.1	-0.1	-0.2
Pension amortization	-2.0	-2.4	-2.8	-3.2	-3.9	-4.1	-4.1
Other	2.9	2.5	2.4	1.8	2.5	3.0	3.5

Total	5.4	4.4	-0.3	-1.3	-1.5	-1.2	-0.8

Public Accounts basis	9.1	12.8	9.5	11.6	15.2	20.3	25.3

•	A detailed reconciliation of the National Accounts and Public Accounts projections by component is provided in Annex 4. Some of the key adjustments of the translation to a Public Accounts basis are provided in Table 3.3.

—	The first step in converting projections from a National Accounts basis to a Public Accounts basis is to incorporate the most recent fiscal data available.

—	Estimates of government revenues and expenses on a National Accounts basis normally lag Public Accounts estimates by several months. For example, the second-quarter National Accounts data reflect fiscal data through June 2004 and do not incorporate the final 2003—04 results.

•	The Department of Finance made three adjustments to the private sector projections on the basis of the final results for 2003—04 and the tax collections experience through September 2004.

—	First, fiscal data through September 2004 suggest that personal income tax revenues should increase by about 5 per cent in 2004—05. The private sector projections were increased by $3.4 billion in 2004—05 to achieve this growth. In future years this adjustment is assumed to grow in line with National Accounts personal income tax revenues. As a result, the growth in personal income tax revenues in future years is consistent with the economic growth forecast by the private sector forecasters.

The Economic and Fiscal Update

—	Second, corporate income tax receipts in 2003—04 were affected by a one-time gain in corporate income tax receipts in the financial services industry. The one-time gain was related to downward revaluations of U.S.-dollar-denominated liabilities as a result of the increase in the value of the Canadian dollar. To reflect the one-time nature of these gains, the private sector projections were adjusted down by $2.8 billion in 2004—05, with the adjustment growing in line with National Accounts corporate income tax revenues over the planning period.

—	Third, the average private sector projection of goods and services tax (GST) revenues was adjusted downward to reflect expected GST revenues over the remainder of 2004—05. Over the planning period, the adjustment grows in line with National Accounts GST revenues.

•	The remaining adjustments reflect differences in the accounting treatment of revenues and expenses between the two accounting systems.

—	There are differences related to when liabilities are recognized under the two accounting systems. For example, payments made to provinces through Canada Health and Social Transfer supplements in the 2004 budget are reported in 2004—05 in the National Accounts, while they were recorded in 2003—04 on a Public Accounts basis.

—	The net revenue gain from the sale of the Government’s remaining shares in Petro-Canada is not accounted for in the National Accounts. These are added to the Public Accounts estimate of the surplus. Similarly, the impact of foreign exchange revaluations of financial assets is not part of the budget balance in the National Accounts but is captured in the Public Accounts.

—	The National Accounts projection assumes high and constant capital transfers from persons to the Government related to the amortization of surpluses in employee pension accounts. In the Public Accounts this amortization is much lower and continues to fall over the projection period.

—	Finally, there are a large number of other adjustments, mostly reflecting the fact that the National Accounts do not yet incorporate the final 2003—04 Public Accounts information.

•	The average of the four forecasting organizations’ fiscal projections, converted to a Public Accounts basis, but prior to adjusting for new policy decisions since the 2004 budget, or any allocation for the Contingency Reserve and economic prudence, results in a fiscal surplus of $12.8 billion in 2004—05, $9.5 billion in 2005—06, $11.6 billion in 2006—07, $15.2 billion in 2007—08, $20.3 billion in 2008—09 and $25.3 billion in 2009—10.

•	To derive the fiscal balance for planning purposes, decisions made since the 2004 budget must be deducted from these amounts as well as amounts for the Contingency Reserve and economic prudence.

Private Sector Five-Year Economic and Fiscal Projections

Fiscal impact of policy initiatives since the 2004 budget

Table 3.4
Initiatives Announced Since the March 2004 Budget

	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10	Total
	(millions of dollars)
10-Year Plan to Strengthen Health Care
Federal transfers
Close short-term Romanow gap	1,000	2,000					3,000
Addition to Canada Health Transfer base (home care/catastrophic drug coverage)		500					500
Escalator (6% growth starting in 2006—07)			2,240	2,098	2,429	2,787	9,555
Wait Times Reduction Fund	625	625	1,200	1,200	600	250	4,500
Medical equipment	500						500

Total	2,125	3,125	3,440	3,298	3,029	3,037	18,055

Direct federal initiatives:
Aboriginal health		65	110	175	175	175	700
Territorial Health Access Fund		30	30	30	30	30	150

Total		95	140	205	205	205	850

Equalization/Territorial Formula Financing framework[1]
Equalization	1,321	1,390	1,772	2,166	2,575	2,998	12,222
Territorial Formula Financing	133	200	270	342	417	495	1,858

Total	1,454	1,590	2,042	2,508	2,992	3,493	14,080

Total First Ministers’ Meetings commitments	3,579	4,810	5,622	6,011	6,226	6,735	32,985

Other initiatives
Additional bovine spongiform encephalopathy initiatives	311	187	24	12	12		544
Other	40	35	73	61	42	42	294

Total	351	222	97	73	54	42	839

Total spending decisions since Budget 2004	3,930	5,032	5,719	6,084	6,280	6,777	33,824

Note: Numbers may not add due to rounding.
1	Amounts for the Atlantic and Nova Scotia offshore agreements are not included as they are currently under discussion.

The Economic and Fiscal Update

•	The Government is committed to proposed new funding of nearly $75 billion over 10 years to the provinces and territories in support of health, equalization and Territorial Formula Financing (subject to the passage of authorizing legislation).

—	At the First Ministers’ Meeting in September 2004, the Government, all the provincial premiers and all territorial leaders signed the 10-Year Plan to Strengthen Health Care, which will provide $41.3 billion over 10 years to the provinces and territories. Over the planning period, this agreement will increase federal funding for health care by $18.9 billion, including $18.1 billion in the form of transfers to provinces and territories.

—	In October 2004, the Government committed to increasing equalization and Territorial Formula Financing by more than $33 billion over the next 10 years relative to Budget 2004 levels for 2004—05. Over the planning period, this agreement will increase transfers to provinces and territories by $14.1 billion.

•	Total commitments arising from the First Ministers’ Meetings amount to $3.6 billion in 2004—05, rising to $6.7 billion in 2009—10, for a cumulative total of $33.0 billion over the six-year period.

•	Since the March 2004 budget, the Government has announced additional assistance to help the Canadian cattle and beef industry to offset the impact of border closures following the discovery of a single cow with bovine spongiform encephalopathy, as well as other initiatives such as increased funding for the Canadian Strategy on HIV/AIDS and support for the auto sector.

Private Sector Five-Year Economic and Fiscal Projections

Allocation for prudence

•	Private sector forecasters strongly advise that the Government maintain the $3-billion annual Contingency Reserve and set aside additional amounts for economic prudence. Despite the recent strengthening of the economy, high oil prices, the rise of the Canadian dollar and the U.S. budgetary deficit pose risks to the economic outlook, as described in Annex 2.

•	The Contingency Reserve is set at $3 billion annually. Economic prudence is set at $1 billion in the first year of the five-year planning horizon, rising to $4 billion by year five.

•	The Contingency Reserve and economic prudence are used to absorb the fiscal impact of short- and longer-term economic and other shocks. They provide a buffer to protect the annual balanced budget target, to avoid having to undo previous budget initiatives, and to avoid going back into deficit.

•	If the Contingency Reserve is not required, it is applied to reduce the federal debt (accumulated deficit). If the economic prudence is not required, it is made available for budget planning.

The Economic and Fiscal Update

Average of private sector projections of the fiscal surplus

Table 3.5
Surpluses for Purposes of Fiscal Planning

	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(billions of dollars)
Average of private sector surplus projection: status quo	12.8	9.5	11.6	15.2	20.3	25.3
Initiatives announced since the March 2004 budget	3.9	5.0	5.7	6.1	6.3	6.8
Allocation for prudence
Contingency Reserve	3.0	3.0	3.0	3.0	3.0	3.0
Economic prudence		1.0	2.0	3.0	3.5	4.0

Total	3.0	4.0	5.0	6.0	6.5	7.0

Surplus for planning purposes	5.9	0.5	0.9	3.2	7.5	11.5

Note: Numbers may not add due to rounding.

•	Table 3.5 adjusts the status quo projections for initiatives announced since the 2004 budget and for the Contingency Reserve and economic prudence.

—	As a result, the surplus for planning purposes is $5.9 billion in 2004—05, $0.5 billion in 2005—06, $0.9 billion in 2006—07, $3.2 billion in 2007—08, $7.5 billion in 2008—09 and $11.5 billion in 2009—10. Over the six-year period, the cumulative surplus for planning purposes totals $29.5 billion.

•	The $5.9-billion surplus in 2004—05 reflects a number of factors.

—	The net proceeds from the sale of the Government’s remaining shares in Petro-Canada increase revenues by $2.6 billion.

—	Public debt charges are expected to decline by $1.1 billion, reflecting lower interest rates in 2004.

—	The release of $1 billion in economic prudence set aside in the 2004 budget for the current year, as is normal practice in the fall Economic and Fiscal Update.

Private Sector Five-Year Economic and Fiscal Projections

Average of private sector fiscal projections

Table 3.6
Summary Statement of Transactions

	Actual	Projection
	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(billions of dollars)
Budgetary transactions
Budgetary revenues	186.2	194.0	199.4	209.7	220.3	231.2	242.3
Total expenses
Program expenses	-141.4	-150.5	-159.1	-166.8	-173.9	-180.2	-186.7
Public debt charges	-35.8	-34.7	-35.9	-37.0	-37.3	-37.0	-37.1

Total expenses	-177.1	-185.2	-194.9	-203.8	-211.2	-217.2	-223.8

Budgetary surplus	9.1	8.9	4.5	5.9	9.2	14.0	18.5

Prudence
Contingency Reserve		3.0	3.0	3.0	3.0	3.0	3.0
Economic prudence			1.0	2.0	3.0	3.5	4.0

Total		3.0	4.0	5.0	6.0	6.5	7.0

Planning surplus	9.1	5.9	0.5	0.9	3.2	7.5	11.5

Federal debt
Assuming balanced budget	501.5	501.5	501.5	501.5	501.5	501.5	501.5
Assuming Contingency Reserve applied to debt reduction	501.5	498.5	495.5	492.5	489.5	486.5	483.5

Per cent of GDP
Budgetary revenues	15.3	15.0	14.6	14.7	14.7	14.7	14.8
Program expenses	11.6	11.6	11.7	11.7	11.6	11.5	11.4
Public debt charges	2.9	2.7	2.6	2.6	2.5	2.4	2.3
Total expenses	14.5	14.3	14.3	14.3	14.1	13.9	13.6
Planning surplus	0.7	0.5	0.0	0.1	0.2	0.5	0.7
Federal debt
Assuming balanced budget	41.1	38.8	36.8	35.1	33.5	32.0	30.6
Assuming Contingency Reserve applied to debt reduction	41.1	38.6	36.4	34.5	32.7	31.0	29.5

Note: Numbers may not add due to rounding.

The Economic and Fiscal Update

•	Table 3.6 sets out the details of the fiscal projections to 2009—10.

•	The profile of the budget-planning surplus in 2004—05 and 2005—06 reflects the combination of policy decisions related to tax reductions and spending increases, as well as a one-time gain in 2004—05 from the sale of the Government’s remaining shares in Petro-Canada.

•	Budgetary revenues are expected to increase by $7.9 billion in 2004—05, and $5.4 billion in 2005—06. Thereafter revenues increase by about $11 billion per year. The increase in revenues reflects strong growth in nominal income. The revenue gains in 2004—05 and 2005—06 are tempered by the impact of previously announced tax reductions, the one-time gain from the sale of the Government’s shares in Petro-Canada and a decline in EI premium revenues in 2005—06.

•	Reflecting primarily the impacts of the February 2003 First Ministers’ Accord on Health Care Renewal and the September and October 2004 First Ministers’ agreements on health, equalization and Territorial Formula Financing, program expenses are expected to increase by $9.1 billion in 2004—05, $8.6 billion in 2005—06, $7.8 billion in 2006—07 and by about $6.5 billion per year thereafter.

•	Public debt charges are expected to decline by $1.1 billion in 2004—05, reflecting the impact of lower short-term interest rates. Thereafter the increase in short-term interest rates and the refinancing of maturing long-term bonds at higher interest rates push up public debt charges by $1.2 billion in 2005—06 and a further $1.1 billion in 2006—07.

•	The revenue-to-GDP ratio was 15.3 per cent in 2003—04, down significantly from 17.0 per cent in 2000—01, primarily reflecting the impact of tax reduction measures. It is expected to decline to 15.0 per cent in 2004—05, reflecting the incremental impact of tax measures announced in and since the 2000 budget. The revenue ratio declines further in 2005—06, reflecting the one-time gain in 2004—05 from the sale of the Government’s Petro-Canada shares.

•	The program expenses-to-GDP ratio was 11.6 per cent in 2003—04, well below the level of 15.7 per cent in 1993—94. It is projected to remain stable until 2006—07 before falling slightly in the last three years.

•	Public debt charges as a per cent of GDP were 2.9 per cent in 2003—04, a significant drop from the peak of 6.6 per cent in 1990—91. Public debt charges are expected to fall to 2.7 per cent of GDP in 2004—05 and to continue to decline throughout the planning horizon. As a percentage of revenues, public debt charges are projected to decline to 15.3 per cent in 2009—10 from 19.2 per cent in 2003—04.

•	The federal debt-to-GDP ratio (accumulated deficit) stood at 41.1 per cent in 2003—04, down dramatically from its peak of 68.4 per cent in 1995—96. Assuming no incremental debt reduction, it would fall to about 30.6 per cent by 2009—10.

Private Sector Five-Year Economic and Fiscal Projections

Average private sector projections of budgetary revenues

Table 3.7
Average Private Sector Projections of Budgetary Revenues

	Actual	Projection
	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Tax revenues
Income tax
Personal income tax	84,895	89,257	95,056	101,597	108,665	116,273	124,147
Corporate income tax	27,431	28,025	28,426	29,265	29,403	29,270	29,397
Other income tax	3,142	3,525	3,543	3,641	3,732	3,801	3,847

Total income tax	115,468	120,808	127,026	134,503	141,800	149,344	157,390

Excise taxes/duties
Goods and services tax	28,286	29,498	30,773	32,237	33,991	35,747	37,324
Customs import duties	2,887	2,785	2,882	3,048	3,180	3,373	3,450
Other excise taxes/duties	10,192	10,490	10,631	10,767	10,957	11,179	11,400

Total excise taxes/duties	41,365	42,773	44,285	46,052	48,128	50,299	52,174

Total tax revenues	156,833	163,581	171,311	180,555	189,928	199,643	209,565

Employment insurance premium revenues	17,546	17,190	16,827	17,174	17,675	18,420	19,098

Other revenues	11,829	13,275	11,289	11,959	12,721	13,140	13,642

Total budgetary revenues	186,208	194,045	199,426	209,688	220,325	231,203	242,305

Per cent of GDP
Personal income tax	7.0	6.9	7.0	7.1	7.3	7.4	7.6
Corporate income tax	2.3	2.2	2.1	2.0	2.0	1.9	1.8
Goods and services tax	2.3	2.3	2.3	2.3	2.3	2.3	2.3
Other excise	1.1	1.0	1.0	1.0	0.9	0.9	0.9

Tax revenues	12.9	12.7	12.6	12.6	12.7	12.7	12.8

Employment insurance premium revenues	1.4	1.3	1.2	1.2	1.2	1.2	1.2
Other revenues	1.0	1.0	0.8	0.8	0.9	0.8	0.8

Total	15.3	15.0	14.6	14.7	14.7	14.7	14.8

Note: Numbers may not add due to rounding.

The Economic and Fiscal Update

•	Budgetary revenues are projected to increase by 4.2 per cent in 2004—05. This reflects the impact of strong growth in personal income, somewhat offset by the impact of the implementation of the final phase of the $100-billion Five-Year Tax Reduction Plan on personal income tax revenues (via the increase in the income threshold to which the statutory rates apply) and on corporate income tax revenues (via the 2-point reduction in the corporate income tax rate from 23 to 21 per cent).

•	In 2005—06 budgetary revenues are projected to grow by only 2.8 per cent, primarily due to decreases in EI premium revenues and other revenues, the latter reflecting the one-time gain in 2004—05 from the sale of the Government’s Petro-Canada shares. Beyond 2005—06 the average of the private sector projections for revenue growth is broadly in line with the growth in nominal GDP.

•	Personal income tax—the largest component of budgetary revenues—falls slightly as a percentage of GDP in 2004—05, reflecting the final impact of the $100-billion Five-Year Tax Reduction Plan. Thereafter it increases as a percentage of GDP, reflecting the progressivity of the income tax system.

•	In 2004—05 corporate income tax revenues are expected to increase 2.2 per cent following a 23.4-per-cent, or $5.2-billion, increase in 2003—04. Much of the increase in 2003—04 resulted from a one-time foreign exchange gain by the chartered banks, which is not expected to carry forward over the planning period. Beyond 2004—05 corporate income tax revenues are expected to grow broadly in line with corporate profits.

•	Excise taxes and duties are expected to increase by 3.4 per cent in 2004—05, after remaining relatively flat in 2003—04. The projection for GST revenues includes the impact of providing a 100-per-cent rebate to municipalities for GST paid on their inputs. Excise taxes and duties as a percentage of GDP remain relatively stable over the outlook.

•	Over the projection period, EI premium revenues are assumed to match EI program costs. The decline in EI premium revenues in 2004-05 and 2005—06 reflects the private sector projected decline in EI benefits.

•	Other revenues include revenues from enterprise Crown corporations, foreign exchange revenues, return on investments and sales of goods and services. These revenue sources are volatile, owing partly to the impact of revaluations of exchange rate movements on foreign-denominated interest-bearing assets and to net gains/losses from enterprise Crown corporations. In 2004—05 other revenues are projected to increase 12.2 per cent, or $1.4 billion, which largely reflects a one-time gain from the sale of the Government’s Petro-Canada shares, offset somewhat by losses realized on revaluations of U.S.-dollar-denominated assets.

Private Sector Five-Year Economic and Fiscal Projections

Revenue ratio

Sources: Department of Finance and Statistics Canada.

•	A more revealing picture of movements in tax revenue can be obtained by examining the “revenue ratio”—total federal revenues in relation to the total income in the economy (or GDP).

•	This ratio primarily reflects the impact of policy decisions and economic developments. The ratio declines during economic downturns and tends to increase during recoveries, reflecting the progressive nature of the tax system and the cyclical nature of corporate profits.

•	The decrease in the ratio in 2001—02 was largely attributable to the implementation of the $100-billion Five-Year Tax Reduction Plan. Thereafter the decline in the ratio reflects both the incremental impact of the Five-Year Tax Reduction Plan and the tax reductions announced in the February 2003 budget.

•	The revenue ratio is projected to decline from 17.0 per cent in 2000—01 to 14.6 per cent in 2005—06, remaining in the 14.7 to 14.8 per cent range over rest of the planning period.

•	As mentioned above, the decline in the revenue ratio in 2004—05 and 2005—06 reflects the implementation of the final phase of the $100-billion Five-Year Tax Reduction Plan in January 2004, lower EI premium revenues in 2005—06, and the one-time boost to revenues in 2004—05 from the sale of the Government’s shares in Petro-Canada.

The Economic and Fiscal Update

Average private sector projections of program expenses

Table 3.8
Average Private Sector Projections of Program Expenses

	Actual	Projection
	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Major transfers to persons
Elderly benefits	26,902	27,802	28,893	30,011	31,222	32,596	34,046
Employment insurance benefits	15,058	15,012	15,201	15,689	16,182	16,988	17,650

Total	41,960	42,814	44,094	45,700	47,404	49,584	51,696

Major transfers to other levels of government
Federal transfers in support of health and other social programs	22,741	24,175	27,850	29,840	31,348	32,279	33,587
Fiscal arrangements	9,351	12,206	12,321	12,737	13,163	13,606	14,054
Alternative Payments for Standing Programs	-2,700	-2,668	-2,765	-2,928	-3,110	-3,295	-3,536

Total	29,392	33,713	37,406	39,649	41,401	42,590	44,105

Other program expenses	70,003	73,961	77,552	81,485	85,077	88,017	90,920

Total program expenses	141,355	150,488	159,052	166,834	173,882	180,191	186,721

Per cent of GDP
Major transfers to persons
Elderly benefits	2.2	2.2	2.1	2.1	2.1	2.1	2.1
Employment insurance benefits	1.2	1.2	1.1	1.1	1.1	1.1	1.1

Total	3.4	3.3	3.2	3.2	3.2	3.2	3.2

Major transfers to other levels of government
Federal transfers in support of health and other social programs	1.9	1.9	2.0	2.1	2.1	2.1	2.1
Fiscal arrangements	0.8	0.9	0.9	0.9	0.9	0.9	0.9
Alternative Payments for Standing Programs	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2

Total	2.4	2.6	2.7	2.8	2.8	2.7	2.7

Direct program expenses	5.7	5.7	5.7	5.7	5.7	5.6	5.5

Total program expenses	11.6	11.6	11.7	11.7	11.6	11.5	11.4

Note: Numbers may not add due to rounding.

Private Sector Five-Year Economic and Fiscal Projections

•	Table 3.8 provides projections of program expenses that include the cost of policy decisions announced since the 2004 budget, as set out in Table 3.4.

•	Program expenses are divided into three major components: major transfers to persons, major transfers to other levels of government and other program expenses—the latter include subsidies and other transfers, expenses of Crown corporations, and defence and all other departmental operating expenses.

•	Program expenses are expected to increase by $9.1 billion, or 6.5 per cent, in 2004—05, with about one-half of this increase due to higher transfers to other levels of government, reflecting the impact of the recent First Ministers’ agreements on health, equalization and Territorial Formula Financing as well as the February 2003 First Ministers’ Accord on Health Care Renewal. Thereafter, based on the average of the projections provided by the four forecasting organizations, total program expenses are estimated to increase broadly in line with the increase in nominal GDP before falling off in the last three years of the planning period.

•	Major transfers to persons, consisting of elderly and EI benefits, are expected to increase by $0.9 billion in 2004—05. The growth in elderly benefits of $0.9 billion, or 3.3 per cent, is largely determined by the growth in the elderly population and average benefits, which are fully indexed to quarterly changes in consumer prices. EI benefits are essentially unchanged. Beyond 2004—05, major transfers to persons increase in line with nominal GDP, reflecting growth in both elderly and EI benefits.

•	Major transfers to other levels of government in 2004—05 are $4.3 billion (14.7 per cent) higher than in 2003—04, and are projected to grow by another $3.7 billion (11.0 per cent) in 2005—06. Growth in the outer years averages around 4 per cent per year. Transfers increase from $29.4 billion in 2003—04 to $44.1 billion in 2009—10. This is a 50-per-cent increase, almost double the growth in the other components of program spending over this period.

•	Other program expenses are projected to grow by $4.0 billion, or 5.7 per cent, in 2004—05. In 2005—06, other program expenses are projected to grow by $3.6 billion, or 4.9 per cent. Over the remainder of the period, growth in spending is consistent with population growth plus inflation (except for components of program expenses that are clearly linked with economic factors).

•	In December 2003 the Prime Minister launched the Expenditure Review Committee (ERC) to undertake an extensive and rigorous review of all government expenditures to ensure that government programs are better aligned with the priorities of Canadians and that they are delivered in the most cost-effective way.

•	The ERC will identify total cumulative savings of $12 billion by 2009-10 from existing programs, which will be reallocated to fund new priorities. As in the March 2004 budget, these savings are not built into the status quo projections.

The Economic and Fiscal Update

Program expense-to-GDP ratio

Sources: Department of Finance and Statistics Canada.

•	Program expenses as a per cent of GDP are 11.6 per cent in 2004—05, unchanged from 2003—04.

•	The ratio has declined significantly from the levels of the 1980s and early 1990s. This is primarily attributable to the expenditure reduction measures implemented in the 1995 and 1996 budgets, which structurally lowered program expenses. In light of the recent First Ministers’ agreements on health, equalization and Territorial Formula Financing, this ratio is expected to remain relatively stable over the projection period.

Private Sector Five-Year Economic and Fiscal Projections

Financial management and accountability

•	In the March 2004 budget, the Government announced five significant new initiatives to strengthen financial management, oversight and accountability in departments and agencies. These initiatives are being carried out under the leadership of the President of the Treasury Board.

•	On May 6, 2004, the Government announced the appointment of Mr. Charles-Antoine St-Jean as the new Comptroller General for Canada. The Comptroller General will provide overall leadership in ensuring that departments comply with Treasury Board policies for strong expenditure control and rigorous stewardship of public funds. The Comptroller General will review and sign off on policy proposals to ensure that expenditure plans are sound.

•	Re-establishing the Office of the Comptroller General is a key part of the Government’s effort to strengthen financial oversight across the federal government. Some of the initiatives the Comptroller General has chosen to undertake include:

—	Providing leadership to ensure appropriate frameworks, and policies and guidance on controls, are available across the federal public service.

—	Promoting transparency and openness of financial activity, including systems for accounting, asset management and procurement.

—	Building financial management and audit capacity to nurture and manage professional development of the financial management and internal audit communities, including establishing accreditation and certification standards and advising on the modules of the public service learning curriculum.

•	The Government is working on the appointment of professionally accredited comptrollers to sign off on all new spending initiatives in every government department.

•	The Government is also planning to introduce modern, real-time information systems to track all spending and provide appropriate tools for effective scrutiny and decision making. As an example, a new Expenditure Management Information System will integrate government-wide information and provide a common database for all departments, agencies and the Treasury Board Secretariat. This will enable on-line sharing of expenditure management and performance information. Information on Government of Canada contracts for goods and services over $10,000, and on the travel and hospitality expenses of political staff and senior Government of Canada officials, is now available on-line.

•	Finally, the Government has undertaken a review of governance rules for Crown corporations. The results of the review will be released shortly.

Annex 4

Private Sector Five-Year Fiscal Projections:
National Accounts—Public Accounts Reconciliation

National Accounts—Public Accounts Reconciliation

Highlights

•	This annex provides detailed information on the translation of the five-year fiscal projections provided by the private sector forecasters from a National Accounts basis to a Public Accounts basis.

•	The National Accounts and the Public Accounts are the two key accounting frameworks that provide measures of the Government of Canada’s revenues and expenses.

•	Differences in the measures of the government sector arise because the two accounting frameworks are designed for different purposes: the National Accounts monitor the state and behaviour of the Canadian economy, whereas the Public Accounts are a snapshot of the Government’s finances at a point in time.

•	The Public Accounts of Canada provide detailed information to Parliament on the Government’s financial position, as required under the Financial Administration Act. The Public Accounts follow Generally Accepted Accounting Principles, as set out by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Since 2002—03 the Public Accounts have been presented on a full accrual basis of accounting. Therefore revenues are recognized when they are earned and obligations when they are incurred.

•	The System of National Accounts provides an integrated framework for measuring economic activity, including the activities of governments. It is based on international accounting conventions set out by the United Nations. As a result, the National Accounts measure of government financial positions provides a consistent framework in which comparisons can be made between the various levels of government in Canada as well as between countries.

The Economic and Fiscal Update

National Accounts and Public Accounts budget balance

•	Differences in the National Accounts and Public Accounts frameworks reflect:

—	Differences related to the universe covered by each system. The Public Accounts include all departments, agencies, Crown corporations and funds, while the government sector in the National Accounts is, in the main, a subset of this universe based on ownership, control and funding criteria.

—	Conceptual and definitional differences related to the scope of each system. For example, the Public Accounts include revenues related to capital gains, asset sales and asset revaluations. The National Accounts record assets at market value and record changes in the values as they occur on the Government’s balance sheet, but the gains and losses are not recorded in income. On a Public Accounts basis, they are recorded at the lower of the book or market value.

—	Timing differences related to the recording of various revenues and expenses. In the Public Accounts, a liability for payments to arm’s-length organizations such as foundations and trusts is made in the year in which it is incurred. In the National Accounts, no obligation is recorded until the payment is made to the ultimate recipient.

•	Both measures provide important and complementary perspectives on the Government’s fiscal position. Although the measures differ in their levels, their trends are broadly similar.

National Accounts-Public Accounts Reconciliation

Table 4.1
Average Private Sector Projection of the Budget Balance
(National Accounts Basis)

	Actual
	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(billions of dollars)
Income and outlay account
Income	200.5	208.2	216.2	226.4	236.5	247.1	257.9
Outlays	198.2	200.8	207.6	214.7	221.1	227.1	233.5

Savings	2.3	7.4	8.7	11.7	15.4	20.0	24.4

Capital and financial account
Capital cost allowance	3.7	3.8	3.8	4.0	4.1	4.2	4.4
Net transfer of capital	1.7	1.8	1.8	1.7	1.7	1.6	1.6
Capital formation	-4.1	-4.7	-4.8	-4.9	-5.1	-5.3	-5.4

Total	1.4	0.9	0.8	0.8	0.6	0.6	0.6

Net lending	3.7	8.3	9.5	12.5	16.0	20.7	25.0

Reference
Budget balance (Public Accounts basis)	9.1	12.8	9.5	11.6	15.2	20.3	25.3

•	The National Accounts measure of the budget balance is net lending. This is the difference between total government income (revenues) and outlays (expenses), adjusted to reflect current expenses on capital as opposed to charges for depreciation.

•	The following pages outline the adjustments required to translate each of the major revenue and expense components from a National Accounts basis to a Public Accounts basis.

The Economic and Fiscal Update

Table 4.2
Average Private Sector Projection of Budgetary Revenues
(National Accounts Basis)

	Actual
	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Personal income tax	88,938	90,385	96,198	102,516	109,114	116,164	123,453
Corporate income tax	29,942	33,623	34,103	35,110	35,275	35,117	35,269
Non-resident income tax	4,227	4,697	4,790	4,969	5,146	5,307	5,447
Employment insurance premiums	17,878	17,498	17,135	17,488	17,999	18,759	19,450
Goods and services tax	33,313	35,128	36,567	38,209	40,162	42,118	43,887
Customs import duties	2,943	2,840	2,939	3,108	3,243	3,440	3,518
Other excise taxes and duties	10,608	10,930	11,095	11,238	11,418	11,628	11,841
Investment income	7,060	7,201	7,465	7,681	7,905	8,170	8,450
Sales of goods and services and other[1]	5,583	5,935	5,954	6,070	6,226	6,400	6,587

Total	200,492	208,236	216,245	226,389	236,489	247,101	257,902

1	Includes transfers from persons and transfers from other levels of government.

•	The National Accounts provide a breakdown of revenue similar to that found in the Public Accounts. In translating these revenues to a Public Accounts basis, a number of adjustments are required. These include adjustments to reflect:

—	More up-to-date data on a Public Accounts basis.

—	The presentation of a number of revenue components in the Public Accounts net of tax expenditures such as the Canada Child Tax Benefit (CCTB) and the goods and services tax (GST) credit.

—	Differences in the definition of the government sector in the two accounting systems.

—	The inclusion of certain revenues in the Public Accounts that are not accounted for in the National Accounts, such as revenues from asset sales and the impact of revaluations of financial assets.

•	The following section provides a detailed account of these adjustments for each major source of revenue.

National Accounts-Public Accounts Reconciliation

Translation of National Accounts into Public Accounts

Table 4.3
Average Private Sector Projection of Personal Income Tax Revenues

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Average private sector—National Accounts	87,296	88,938	90,385	96,198	102,516	109,114	116,164	123,453

Reclassifications
CCTB	-7,879	-8,141	-8,797	-9,325	-9,671	-9,811	-9,917	-10,023
Trust income and other income tax	1,422	1,248	1,336	1,422	1,515	1,613	1,717	1,825
Interest and penalties	-1,483	-1,756	-1,849	-1,955	-2,074	-2,191	-2,309	-2,429
OAS income-tested repayments	-642	-718	-760	-802	-844	-886	-928	-970
Non-resident tax	-211	-162	-165	-175	-187	-199	-212	-225
GST employer rebate	116	120	122	130	138	147	157	167
Refundable tax credits	-63	-71	-73	-77	-82	-88	-93	-99

Year-to-date collections experience			3,350	3,565	3,799	4,044	4,305	4,575

Other	3,251	5,437	5,707	6,076	6,485	6,921	7,389	7,873

Net adjustments	-5,589	-4,043	-1,128	-1,191	-919	-448	109	694

Average private sector—Public Accounts	81,707	84,895	89,257	95,056	101,597	108,665	116,273	124,147

•	Various reclassifications are required to translate the National Accounts projection of personal income tax revenues to the accrual Public Accounts projection. The most important of these is to deduct the value of the CCTB from National Accounts revenues. In the Public Accounts, personal income tax revenues are presented net of the CCTB. The CCTB projection is based on forecasts of population growth, income profiles and the impact of measures to enhance the benefit announced in past budgets.

•	Other reclassifications involved in moving to the Public Accounts definition of personal income tax revenues include:

—	Adding tax revenues related to trust income.

—	Deducting interest and penalties, which are counted in non-tax revenues in the Public Accounts.

—	Deducting Old Age Security (OAS) benefit repayments, which are netted against OAS benefits in the Public Accounts.

—	Deducting the non-resident withholding tax imposed on persons, which is shown separately in the Public Accounts.

—	Deducting personal refundable tax credits.

The Economic and Fiscal Update

•	These adjustments are generally assumed to grow with National Accounts personal income tax revenues over the planning period.

•	Next, year-to-date collections experience is incorporated to ensure the projection reflects the most up-to-date information available. Fiscal data through September 2004 suggest that personal income tax receipts will increase by about 5 per cent in 2004-05. The private sector projections were increased by $3.4 billion in 2004-05 to achieve this growth. In future years, this adjustment is assumed to grow in line with the personal income tax base. As a result, the growth in personal income tax revenues in future years is consistent with the growth forecast by the private sector forecasters.

•	Other adjustments are largely due to the fact that the latest National Accounts estimates do not reflect the final year-end fiscal numbers found in the 2003-04 Public Accounts.

National Accounts—Public Accounts Reconciliation

Translation of National Accounts into Public Accounts

Table 4.4
Average Private Sector Projection of Corporate Income Tax Revenues

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Average private sector—National Accounts	26,180	29,942	33,623	34,103	35,110	35,275	35,117	35,269

Reclassifications
Interest and penalties	111	-22	-23	-24	-24	-24	-24	-24
Refundable tax credits	-355	-686	-770	-781	-804	-808	-804	-808

One-time factors		2,500

Other	-3,714	-4,303	-4,804	-4,873	-5,017	-5,040	-5,018	-5,039

Net adjustment	-3,958	-2,511	-5,598	-5,678	-5,845	-5,873	-5,846	-5,872

Average private sector—Public Accounts	22,222	27,431	28,025	28,426	29,265	29,403	29,270	29,397

•	The main reclassifications involved in translating corporate income tax revenues from a National Accounts to a Public Accounts basis are the deduction of the corporate refundable tax credits, which are netted against revenues in the Public Accounts, and the removal of interest and penalties, which are reported as other non-tax revenues in the Public Accounts. These are projected to grow in line with corporate income tax collections over the planning period.

•	An adjustment is made for the one-time gain in corporate income tax receipts from the financial services industry in 2003-04. This gain was related to downward revaluations of U.S.-dollar-denominated liabilities as a result of the increase in the value of the Canadian dollar. To reflect the one-time nature of these gains, the starting point for the private sector projections is adjusted down by $2.5 billion.

•	Remaining adjustments reflect the fact that corporate tax liabilities in the National Accounts are based on a quarterly survey of corporate profits, while in the Public Accounts they are based on assessed corporate income tax. This adjustment is projected to grow in line with National Accounts corporate income tax revenues over the planning period.

The Economic and Fiscal Update

Translation of National Accounts into Public Accounts

Table 4.5
Average Private Sector Projection of Non-Resident Withholding Tax
and Other Income Tax

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Average private sector—National Accounts	4,364	4,227	4,697	4,790	4,969	5,146	5,307	5,447

Reclassifications
Trust income and other income tax	-1,422	-1,248	-1,336	-1,422	-1,515	-1,613	-1,717	-1,825
Non-resident tax	211	162	165	175	187	199	212	225
Other	138	1

Net adjustment	-1,073	-1,085	-1,172	-1,247	-1,328	-1,414	-1,506	-1,600

Average private sector—Public Accounts	3,291	3,142	3,525	3,543	3,641	3,732	3,801	3,847

•	The main adjustment involved in translating the non-resident withholding tax from a National Accounts to a Public Accounts basis is the removal of tax on trust income included in the National Accounts estimate. This is included in personal income tax revenues in the Public Accounts. Tax on trust income and other income tax are projected to grow in line with National Accounts personal income tax revenues.

National Accounts—Public Accounts Reconciliation

Translation of National Accounts into Public Accounts

Table 4.6
Average Private Sector Projection of Goods and Services Tax Revenues

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Average private sector—National Accounts	31,607	33,313	35,128	36,567	38,209	40,162	42,118	43,887

Reclassifications
GST credit	-3,184	-3,281	-3,361	-3,429	-3,498	-3,569	-3,640	-3,714
GST employer rebate	-116	-120	-122	-130	-138	-147	-157	-167

Year-to-date collections experience			-450	-468	-489	-514	-539	-562

Other	-59	-1,626	-1,697	-1,767	-1,846	-1,940	-2,035	-2,120

Net adjustments	-3,359	-5,027	-5,630	-5,794	-5,972	-6,171	-6,371	-6,563

Average private sector—Public Accounts	28,248	28,286	29,498	30,773	32,237	33,991	35,747	37,324

•	The key adjustment required to translate GST revenues from a National Accounts to a Public Accounts basis is the subtraction of the GST credit from National Accounts revenues. The National Accounts report GST receipts gross of the credit, while the budgetary presentation in the Public Accounts is net of the credit. The GST credit is projected on the basis of expected increases in population, income profiles and benefits.

•	The average private sector projection of GST revenues is adjusted downward to reflect GST collections experience in 2004-05. Over the remainder of the projection, the adjustment grows in line with the consumption base.

•	Of the remaining adjustments, the most important involves replacing the accrual adjustment contained in the National Accounts, which is based on a model of taxable expenditures, with the Public Accounts accrual estimate based on assessed receipts, rebates and refunds. This adjustment factor is projected to grow in line with National Accounts GST revenues over the planning period.

The Economic and Fiscal Update

Translation of National Accounts into Public Accounts

Table 4.7
Average Private Sector Projection of Customs Import Duties

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Average private sector—National Accounts	3,176	2,943	2,840	2,939	3,108	3,243	3,440	3,518

Adjustment	102	-56	-55	-57	-60	-63	-67	-68

Average private sector—Public Accounts	3,278	2,887	2,785	2,882	3,048	3,180	3,373	3,450

•	The estimates of customs import duties are very similar under the two accounting systems.

•	The main adjustment required to move from a National Accounts basis to a Public Accounts basis is to replace Statistics Canada’s accrual adjustment related to the timing of receipts with the assessment-based accrual estimates contained in the Public Accounts. This adjustment is assumed to grow in line with National Accounts customs import duties over the planning period.

National Accounts-Public Accounts Reconciliation

Translation of National Accounts into Public Accounts

Table 4.8
Average Private Sector Projection of Other Excise Taxes and Duties

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Average private sector—National Accounts	10,293	10,608	10,930	11,095	11,238	11,418	11,628	11,841

Adjustment	-462	-416	-440	-464	-471	-461	-449	-441

Average private sector—Public Accounts	9,831	10,192	10,490	10,631	10,767	10,957	11,179	11,400

•	The two key components of other excise taxes and duties are tobacco taxes and motive fuel taxes. The estimates of these tax bases are similar in the two accounting systems.

•	The adjustment in translating other excise taxes and duties from a National Accounts to a Public Accounts basis largely reflects the exclusion of an accrual adjustment made in the Public Accounts accrual figures to reflect underlying taxes assessed.

The Economic and Fiscal Update

Translation of National Accounts into Public Accounts

Table 4.9
Average Private Sector Projection of Employment Insurance Premium Revenues

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Average private sector—National Accounts	18,260	17,878	17,498	17,135	17,488	17,999	18,759	19,450

Reclassifications
Federal government as employer	-373	-355	-331	-331	-337	-347	-362	-375

Other	-17	23	23	23	23	23	23	23

Net adjustments	-390	-332	-308	-308	-314	-324	-339	-352

Average private sector—Public Accounts	17,870	17,546	17,190	16,827	17,174	17,675	18,420	19,098

•	Translating employment insurance (EI) premium revenues from a National Accounts to a Public Accounts basis involves removing the premiums paid by the federal government as an employer from the National Accounts estimate, as they are netted out of both revenues and expenses on a Public Accounts basis.

National Accounts-Public Accounts Reconciliation

Translation of National Accounts into Public Accounts

Table 4.10
Average Private Sector Projection of Net Crown Corporation Revenues,
Foreign Exchange Revenues, and Return on Investments

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Average private sector—National Accounts	6,922	7,060	7,201	7,465	7,681	7,905	8,170	8,450

Reclassifications
Agencies, funds and foundations	-694	-695	-698	-718	-739	-760	-782	-805
Interest on overdue accounts	-150	-127	-128	-131	-135	-139	-143	-147
Royalties	-500	-553	-568	-579	-594	-610	-626	-642
Revaluations and net gains/losses	289	264	-590

Crown corporations	1,375	2,266	1,859	1,314	1,356	1,401	1,448	1,499

Other	236	-835	-1,372	-1,175	-899	-735	-716	-685

Net adjustments	556	320	-1,497	-1,290	-1,011	-843	-819	-780

Average private sector—Public Accounts	7,478	7,380	5,704	6,175	6,670	7,062	7,351	7,670

•	The National Accounts concept of return on investments is considerably different than the Public Accounts concept. The key differences between the two are highlighted here.

—	First, the National Accounts include the interest earnings of a number of entities that are not considered part of the Government of Canada for the purpose of the Public Accounts, including interest earnings of trusts and foundations set up as third parties.

—	Second, royalties are included on a National Accounts basis as a return on the rental of an asset, while on a Public Accounts basis royalties are included in sales of goods and services.

—	Third, revaluations (largely foreign exchange-related revaluations) and gains and losses on sales are not included in current income on a National Accounts basis but are included on a Public Accounts basis.

—	Fourth, the National Accounts do not include the unremitted profits of enterprise Crown corporations in current income, but these are included on a Public Accounts basis.

—	Fifth, other estimates reduce the projected growth in the Public Accounts estimate in 2004—05, reflecting the impact of the forecast decline in short-term interest rates on the return on the Government’s assets. This impact is diminished over time, consistent with the expected increase in U.S. short-term interest rates and ongoing growth in the stock of Canada Student Loans.

The Economic and Fiscal Update

Translation of National Accounts into Public Accounts

Table 4.11
Average Private Sector Projection of Sales of Goods and Services
and Other Non-Tax Revenues

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
				(millions of dollars)
Average private sector—National Accounts	5,377	5,583	5,935	5,954	6,070	6,226	6,400	6,587

Reclassifications
External revenue netted against expenditures	-3,020	-3,076	-3,141	-3,151	-3,212	-3,295	-3,387	-3,486
Interest and penalties	1,781	1,974	2,078	2,196	2,328	2,458	2,590	2,722
Petro-Canada	—	—	2,562	—	—	—	—	—
Royalties	500	553	716	715	739	946	903	918
Youth Allowance Recovery	-518	-595	-590	-611	-647	-687	-728	-781
Subtotal	-1,257	-1,144	1,626	-851	-791	-578	-622	-627

Other	-213	10	11	11	11	11	11	12

Net adjustments	-1,470	-1,134	1,636	-840	-781	-567	-610	-615

Average private sector—Public Accounts	3,907	4,449	7,571	5,114	5,289	5,659	5,789	5,972

•	In the Public Accounts, departmental revenues that are levied for specific services, such as contract costs of policing services in provinces, are netted against expenses, whereas in the National Accounts they are presented on a gross basis.

•	Interest and penalties related to overdue taxes must be added as these are included in other non-tax revenues in the Public Accounts, but classified with their respective revenues in the National Accounts. These revenues are forecast to grow with either the corresponding tax base or tax revenues.

•	In addition, revenues from the sale of the Government’s remaining shares in Petro-Canada are not included in the National Accounts and thus must be added in 2004—05.

•	Royalties are added to the National Accounts estimate as these are included in the Public Accounts sales.

•	The Youth Allowance Recovery (YAR) must be deducted from the National Accounts revenues as the YAR is presented on a net basis in the Public Accounts.

National Accounts-Public Accounts Reconciliation

Table 4.12
Average Private Sector Projection of Federal Government Expenses
(National Accounts Basis)

	Actual
	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Federal government expenses

Goods and services	49,585	52,494	54,678	55,778	57,503	59,304	61,146

Current transfers
To persons
OAS benefits	27,277	28,211	29,333	30,483	31,727	33,133	34,615
EI benefits	13,483	13,311	13,478	13,912	14,347	15,063	15,650
CCTB	8,141	8,797	9,325	9,671	9,811	9,917	10,023
GST credit	3,281	3,361	3,429	3,498	3,569	3,640	3,714
Other	11,436	12,538	13,483	14,031	14,462	14,876	15,345
To business	4,732	4,193	4,287	4,442	4,547	4,617	4,697
To non-residents	3,324	3,590	3,877	4,187	4,522	4,884	5,275
To other levels of government
Federal transfer support for health and other social programs	22,678	21,394	21,956	23,435	24,848	25,853	26,946
Equalization	10,104	9,865	9,510	9,510	9,510	9,510	9,510
Other	9,482	9,576	9,458	9,769	9,888	10,104	10,351

Interest on public debt	34,640	33,469	34,765	35,945	36,345	36,153	36,195

Total outlays	198,163	200,799	207,580	214,660	221,078	227,054	233,467

•	The National Accounts concept of total outlays corresponds to the Public Accounts expenses, including public debt charges. The National Accounts include all major transfers to persons, such as OAS and EI benefits, as well as other transfers to persons, such as programs supporting research and students and transfers to Aboriginal peoples and organizations. The National Accounts also include the CCTB and the GST credit as transfers to persons.

•	Transfers to other levels of government, including transfers in support of health care and equalization, are part of National Accounts total outlays. Other transfers to other levels of government include transfers in support of labour training and infrastructure.

•	Business subsidies, transfers to non-residents and interest on the public debt are also part of National Accounts total outlays.

The Economic and Fiscal Update

Translation of National Accounts into Public Accounts

Table 4.13
Average Private Sector Projection of Elderly Benefits

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Average private sector—National Accounts	25,955	27,277	28,211	29,333	30,483	31,727	33,133	34,615

Reclassifications
Payments to non-residents	330	343	352	362	372	382	391	401
Income-tested repayments	-642	-718	-760	-802	-844	-886	-928	-970

Subtotal	-312	-375	-409	-440	-472	-504	-537	-569

Other	49

Net difference	-263	-375	-409	-440	-472	-504	-537	-569

Average private sector—Public Accounts	25,692	26,902	27,802	28,893	30,011	31,222	32,596	34,046

•	Translating elderly benefits from a National Accounts to a Public Accounts basis involves adding OAS payments to non-residents to the National Accounts estimates. In the National Accounts these are treated as transfers to non-residents.

•	The impact of income testing OAS payments for pensioners with an individual net income above $59,790, which is done through the tax system at tax filing time, is not included in total OAS payments on a National Accounts basis. This impact is reflected in a reduction of personal income taxes on a National Accounts basis. On a Public Accounts basis, OAS payments are reported net of the impact of income testing.

National Accounts-Public Accounts Reconciliation

Translation of National Accounts into Public Accounts

Table 4.14
Average Private Sector Projection of Employment Insurance Benefits

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Average private sector—National Accounts	12,830	13,483	13,311	13,478	13,912	14,347	15,063	15,650

Reclassifications
Employment benefits and support measures	855	749	873	884	912	941	988	1,026
EI transfers to provinces	893	894	895	906	935	965	1,013	1,052

	1,648	1,528	1,668	1,690	1,744	1,800	1,891	1,961
Other	-82	-67	-67	-67	-70	-72	-75	-78

Net adjustments	1,666	1,575	1,701	1,703	1,777	1,834	1,925	2,000

Average private sector—Public Accounts	14,496	15,058	15,012	15,201	15,689	16,182	16,988	17,650

•	Translating employment benefits from a National Accounts basis to a Public Accounts basis requires the following two adjustments.

—	The National Accounts estimate includes only those employment benefit and support measures (EBSMs) that the System of National Accounts considers to be direct transfers to persons, which represent about one-third of total EBSM spending. In the National Accounts the other two-thirds of the cost of EBSMs is attributed to the respective recipients (e.g., businesses, other levels of government), while all EBSM spending is included in the Public Accounts estimate.

—	The cost of transfers to provinces funded out of the EI program are included as transfers to provinces in the National Accounts. These need to be included in translating to a Public Accounts basis.

The Economic and Fiscal Update

Translation of National Accounts into Public Accounts

Table 4.15
Average Private Sector Projection of Federal Transfer Support for Health
and Other Social Programs

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Average private sector—National Accounts	16,252	22,678	21,394	21,956	23,435	24,848	25,853	26,946

Reclassifications
Alternative Payments for Standing Programs	2,321	2,700	2,668	2,765	2,929	3,111	3,296	3,535

Accrual adjustments
Medical Equipment Trust Fund	1,500	-1,500
2002—03 CHST supplement	2,500	-2,484
2003—04 CHST supplement		1,393	-1,393
Public Health and Immunization Trust		400	-400

Subtotal	4,000	-2,191	-1,793

Other	27	-446	-219	4	36	91	101	69

Net adjustments	4,848	63	656	2,769	2,965	3,202	3,397	3,604

Average private sector—Public Accounts	22,600	22,741	22,050	24,725	26,400	28,050	29,250	30,550

•	For 2002—03 and 2003—04 transfers to other levels of government on a National Accounts basis include the Canada Health and Social Transfer (CHST) as well as transfers to the Medical Equipment Trust Fund and the Public Health and Immunization Trust. Starting in 2004—05 the new Canada Health Transfer and Canada Social Transfer replace the CHST.

•	In order to move from the National Accounts projection to the Public Accounts projection, the following adjustments must be made:

—	Amounts for Alternative Payments for Standing Programs must be added to the National Accounts projection, since the National Accounts nets this amount off of the CHST.

—	Numerous timing adjustments are required since the National Accounts record the expenditures when the payments are actually made to the trust funds, whereas the Public Accounts record when the liability for these amounts is incurred. These timing differences between the accounts arise due to payments made for the Medical Equipment Trust Fund, CHST supplements and the Public Health and Immunization Trust.

—	Differences may also arise between these series because the latest National Accounts do not reflect the final year-end fiscal numbers found in the 2003—04 Public Accounts.

National Accounts-Public Accounts Reconciliation

Translation of National Accounts into Public Accounts

Table 4.16
Average Private Sector Projection of Fiscal Transfers

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Average private sector—National Accounts	10,484	10,104	9,865	9,510	9,510	9,510	9,510	9,510

Reclassifications
Territorial Formula Financing	1,504	1,792	1,800	1,800	1,800	1,800	1,800	1,800
Statutory subsidies	31	32	32	32	32	32	32	32
Youth Allowance Recovery	-518	-595	-590	-611	-647	-687	-728	-781

Subtotal	1,017	1,229	1,242	1,221	1,185	1,145	1,104	1,051

Accrual adjustments
Provision for valuation	-1,401	-2,009	-355

Other	266	27

Net adjustments	-118	-753	887	1,221	1,185	1,145	1,104	1,051

Average private sector—Public Accounts	10,366	9,351	10,752	10,731	10,695	10,655	10,614	10,561

•	Fiscal transfers on a National Accounts basis consist of equalization. To translate this to the Public Accounts basis requires adding amounts for Territorial Formula Financing, Youth Allowance Recoveries and statutory subsidies.

•	Accrual adjustments are required since the National Accounts reflect equalization cash payments, whereas the Public Accounts reflect equalization entitlements.

•	Other adjustments reflect the fact that the National Accounts do not include the final year-end fiscal numbers.

The Economic and Fiscal Update

Translation of National Accounts into Public Accounts

Table 4.17
Average Private Sector Projection of Direct Program Spending

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Other program spending
Current expenses on goods and services	46,206	49,585	52,494	54,678	55,778	57,503	59,304	61,146
Other programs
Other transfers to persons	11,284	11,436	12,538	13,484	14,031	14,462	14,877	15,345
Subsidies	3,501	4,732	4,193	4,287	4,442	4,547	4,617	4,697
Transfers to non-residents	3,052	3,324	3,590	3,877	4,187	4,522	4,884	5,275
Other transfers to other levels of government	8,466	9,482	9,576	9,458	9,769	9,888	10,104	10,351
Spending included in the capital and financial account
Capital cost allowance	-3,654	-3,718	-3,757	-3,832	-3,954	-4,078	-4,228	-4,368
Net transfer of capital	-1,510	-1,743	-1,785	-1,756	-1,717	-1,677	-1,636	-1,593
Capital formation	3,604	4,106	4,665	4,786	4,915	5,123	5,259	5,400

National Accounts—other program spending	70,949	77,204	81,513	84,982	87,450	90,289	93,181	96,254
Reclassifications and other adjustments
Elderly payments to non-residents	-330	-344	-352	-362	-372	-382	-391	-401
Employment support benefits	-1,748	-1,643	-1,770	-1,764	-1,763	-1,769	-1,769	-1,769
Federal government EI contributions	-373	-355	-331	-331	-337	-347	-362	-375
Veterans’ benefits	-1,636	-1,708	-1,681	-1,715	-1,749	-1,784	-1,820	-1,856
Territorial Formula Financing	-1,511	-1,702	-1,800	-1,800	-1,800	-1,800	-1,800	-1,800
Statutory subsidies	-31	-32	-32	-32	-32	-32	-32	-32
External revenue netted against expenditures	-3,020	-3,076	-3,141	-3,151	-3,212	-3,295	-3,387	-3,486
Consolidated Crown corporation expenses	-1,557	-1,201	-1,237	-1,274	-1,312	-1,352	-1,392	-1,434
Refundable tax credits	-418	-757	-843	-858	-886	-896	-898	-907
Bad debt expense	1,563	2,525	2,677	2,766	2,985	3,136	3,145	3,207
Federal employee pensions	1,215	2,014	2,365	2,767	3,162	3,928	4,114	4,133
Amortization of tangible capital assets	3,341	3,502	3,670	3,757	4,031	4,224	4,427	4,540
Non-financial capital acquisition	-3,604	-4,106	-4,665	-4,786	-4,915	-5,123	-5,259	-5,400
Other	-80	-318	-763	-964	0	0	0	0

Net adjustments	-8,189	-7,201	-7,903	-7,747	-6,202	-5,491	-5,424	-5,581
Public Accounts—direct program spending	62,760	70,003	73,611	77,235	81,248	84,799	87,758	90,673

National Accounts-Public Accounts Reconciliation

•	Direct program spending in the National Accounts consists of federal government expenses on goods and services, other transfers to persons and other transfers to other levels of government, as well as transfers to business and non-residents (see Table 4.12 for details). Also included are components for capital to put other program spending on a consistent basis with the concept of net lending.

•	A number of adjustments are needed to reflect differences in the universe of programs included in the National Accounts and the Public Accounts.

—	Payments of elderly benefits and EI employment support benefits to non-residents are deducted from the National Accounts estimates because these are included in the Public Accounts estimates of OAS benefits and EI benefits respectively.

—	The federal government’s payment of EI premiums as an employer are deducted from the National Accounts estimates.

—	Veterans’ benefits are deducted from the National Accounts estimate of direct program spending because, on a Public Accounts basis, the cost of providing veterans’ benefits is accounted for as an interest charge on the liability.

—	Spending on Territorial Formula Financing and statutory subsidies is deducted from the National Accounts estimate as these are included in transfers to other levels of government on a Public Accounts basis.

—	Departmental revenues that are levied for specific services are deducted from the National Accounts estimate because these are netted against expenses in the Public Accounts.

—	The expenditures of Crown corporations in the National Accounts are also presented on a gross basis. Therefore an adjustment is required in translating these to the Public Accounts, in which the expenses of consolidated Crown corporation expenses are presented net of revenues generated by these corporations.

—	The value of refundable tax credits is deducted from the National Accounts estimate of direct program spending, as these are netted against the applicable tax revenues in the Public Accounts.

—	An amount must also be added to the National Accounts estimate to reflect the liability recognized in the Public Accounts for debt in arrears that the Government does not expect to collect.

—	An adjustment is required to align the estimate of the federal public sector pensions included in the National Accounts with the actual cost of the pensions recorded in the Public Accounts.

—	Similarly, an adjustment is required to account for differences in the depreciation costs included in the two accounting systems, which stem from differences in estimates of the capital stock of the federal government.

—	Other adjustments arise in large measure because the latest National Accounts do not reflect the final year-end fiscal numbers found in the 2003—04 Public Accounts and the estimate of direct program spending for 2004—05 and 2005—06 in the 2004 budget.

The Economic and Fiscal Update

Table 4.18
Average Private Sector Projection of Public Debt Charges

	Actual	Actual
	2002—03	2003—04	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10
	(millions of dollars)
Average private sector—National Accounts	36,296	34,640	33,469	34,765	35,945	36,345	36,153	36,195

Reclassifications
Capital lease obligations	146	156	140	140	140	140	140	140
Servicing cost and costs of issuing new borrowings	119	91	117	117	117	117	117	117

Timing of payments/accrual adjustments Pension interest adjustment	-1,687	-1,519	-1,559	-1,678	-1,801	-1,930	-2,074	-2,087
Other employee and veterans’ benefits	2,240	2,309	2,408	2,451	2,483	2,513	2,542	2,604
Other	156	92	92	92	92	92	92	92

Net adjustments	974	1,129	1,198	1,122	1,031	932	817	866

Average private sector—Public Accounts	37,270	35,769	34,667	35,887	36,976	37,277	36,970	37,061

•	Two major accrual adjustments are made to the National Accounts in order to reconcile the two projections:

—	First, the National Accounts estimate of interest on pension liabilities is adjusted to incorporate returns on pension fund assets and the interest on the average actuarial obligation.

—	Second, the National Accounts record payments for employee benefits, post-employment benefits and veterans’ pensions in other program spending, whereas for the Public Accounts, public debt charges include the interest on liabilities for these programs.

•	Other adjustments arise between these series because the latest National Accounts do not reflect the final year-end fiscal numbers found in the 2003—04 Public Accounts.